Exhibit 99.13

CRESCO LABS INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

Cresco Labs Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

To the Shareholders of Cresco Labs Inc.:

Management of Cresco Labs Inc. and its subsidiaries (combined the “Company”) is responsible for the preparation and presentation of the accompanying consolidated financial statements, including responsibility for significant accounting judgements and estimates in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and ensuring that all information in the annual report is consistent with the consolidated financial statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgement is required.

In discharging its responsibilities for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information for the preparation of consolidated financial statements.

The Board of Directors (the “Board”) is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee is also responsible for recommending the appointment of the Company’s external auditors.

Marcum LLP, an independent firm, is appointed by the shareholders to audit the consolidated financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

April 28, 2020

/s/ Charles Bachtell	/s/ Kenneth Amann
Chief Executive Officer	Chief Financial Officer

Cresco Labs Inc.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Cresco Labs Inc.

Our Opinion

We have audited the consolidated financial statements of Cresco Labs Inc. and its subsidiaries (collectively the “Company”), which comprise the consolidated statement of financial position as at December 31, 2019, the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and the notes to the consolidated financial statements, which include a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2019, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Basis For Our Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities For The Audit Of The Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis Of A Matter – Change In Accounting Principle

As disclosed in note 2 (q), the Company adopted IFRS 16, Leases, effective January 1, 2019 using the modified retrospective approach. Our report is not modified with respect to this matter.

Other Matter

The consolidated financial statements of the Company for the year ended December 31, 2018, were audited by another auditor who expressed an unmodified opinion on those consolidated financial statements on May 6, 2019.

Other Information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Independent Auditors’ Report

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities Of Management And Those Charged With Governance For The Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities For The Audit Of The Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

Independent Auditors’ Report

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Marcum LLP

Certified Public Accountants

Chicago, IL

April 28, 2020

Cresco Labs Inc.

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018

(In thousands of United States Dollars)

		December 31,	December 31,
		2019	2018
ASSETS
Current assets:
Cash and cash equivalents		$49,102	$131,302
Restricted cash		5,050	6,726
Accounts receivable, net	Note 4	16,455	3,658
Biological assets	Note 5	31,791	17,673
Inventory, net	Note 6	49,555	24,521
Loans receivable, short-term	Note 20	644	7,726
Other current assets		6,741	1,098

Total current assets		159,338	192,704
Non-current assets:
Property and equipment, net	Note 7	155,839	39,721
Right-of-use assets	Note 8	46,696	—
Intangible assets, net	Note 10	94,206	25,464
Loans receivable, long-term	Note 20	18,633	7,280
Investments	Note 9	1,278	433
Security deposits		1,084	1,363
Goodwill	Note 10	137,719	51,146
Deferred tax asset	Note 25	1,761	—

Total non-current assets		457,216	125,407

TOTAL ASSETS		$616,554	$318,111

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Current liabilities:
Accounts payable and other accrued expenses	Note 11	$62,834	$7,595
Income tax payable	Note 25	15,198	2,584
Current portion of lease liabilities	Note 8	12,019	—
Deferred consideration, contingent consideration and other payables	Note 14	59,940	14,873
Derivative liabilities, short-term	Note 20	178	178

Total current liabilities		150,169	25,230
Long-term liabilities:
Deferred rent		—	2,199
Derivative liabilities, long-term	Note 20	15,243	146
Lease liabilities	Note 8	82,856	—
Deferred tax liability	Note 25	23,212	4,459
Deferred consideration and contingent consideration	Note 14	21,901	3,096
Other long-term liabilities	Note 20	550	—

Total long-term liabilities		143,762	9,900

TOTAL LIABILITIES		293,931	35,130

SHAREHOLDERS’ EQUITY:
Share capital		275,851	162,182
Contributed surplus		25,863	11,594
Accumulated deficit		(114,632)	(52,745)

Equity of Cresco Labs Inc.		187,082	121,031
Non-controlling interests	Note 12	135,541	161,950

TOTAL SHAREHOLDERS’ EQUITY		322,623	282,981

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$616,554	$318,111

See accompanying notes to consolidated financial statements.

Nature of Operations (Note 1)

Commitments and Contingencies (Note 18)

Subsequent Events (Note 26)

Approved and authorized for issue on behalf of the Shareholders on April 28, 2020:

/s/ Charles Bachtell	/s/ Kenneth Amann
Chief Executive Officer	Chief Financial Officer

Cresco Labs Inc.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended December 31, 2019 and 2018

(In thousands of United States Dollars, except per share data)

		Year ended December 31,
		2019	2018
Revenue, net	Note 15	$128,534	$43,252
Costs of sales - production costs	Note 6	(82,904)	(28,218)

Gross profit before fair value adjustments		45,630	15,034
Realized changes in fair value of inventory sold	Note 6	(91,080)	(27,180)
Unrealized gain on changes in fair value of biological assets	Note 5	109,531	52,563

Gross profit		64,081	40,417

Expenses:
Selling, general and administrative	Note 16	94,118	34,780
Depreciation and amortization	Note 7, 8, 10	4,219	692

Total expenses		98,337	35,472

(Loss) earnings before other (expense) income and income taxes		(34,256)	4,945
Other (expense) income:
Interest (expense) income, net	Note 24	(7,875)	89
Other (expense) income, net	Note 17	(8,647)	2,781
Loss from investment in associate		(63)	(348)

Total other (expense) income, net		(16,585)	2,522

(Loss) earnings before income taxes		(50,841)	7,467
Income tax expense	Note 25	(14,461)	(4,374)

Net (loss) income and comprehensive (loss) income		$(65,302)	$3,093
Net (loss) income and comprehensive (loss) income attributable to non-controlling interests, net of tax	Note 12	(22,101)	5,008

Net loss and comprehensive loss attributable to Cresco Labs Inc.		$(43,201)	$(1,915)

Net loss per share - attributable to Cresco Labs Inc. shareholders
Loss per share - Basic	Note 23	$(0.37)	$(0.03)
Loss per share - Diluted	Note 23	$(0.37)	$(0.03)

See accompanying notes to consolidated financial statements.

Cresco Labs Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2019 and 2018

(In thousands of United States Dollars)

					$ Amount
	Notes		Share capital	Shares to be issued	Contributed surplus	Accumulated deficit	Non-controlling interests	Total
Balance as of January 1, 2018			36,958	—	655	(15,935)	14,258	35,936
Net income (loss)			—	—	—	(1,915)	5,008	3,093
Share-based compensation expense	Note 13		—	—	10,464	—	—	10,464
Warrant expense	Note 13		—	—	1,095	—	—	1,095
Exercise of options and warrants	Note 12	(c), 13	257	—	(100)	—	—	157
Stock dividend	Note 12	(e)	3,465	—	—	(3,465)	—	—
Other unit issuances	Note 12		339	567	—	—	—	906
Non-controlling interest recognized in business combination	Note 12, 14		—	—	—	—	6,377	6,377
Non-controlling interest contribution	Note 12		—	—	—	—	5,280	5,280
Change in ownership interest	Note 12		56,150	—	—	(31,430)	(24,720)	—
May Class F equity financing	Note 12	(b)(i)	23,589	—	—	—	—	23,589
October Class F equity financing through September 30, 2018	Note 12	(b)(i)	99,207	—	—	—	—	99,207
Shares issued pursuant to reverse takeover	Note 3, 12		1,693	—	—	—	—	1,693
November Private Placement, net of share issuance costs	Note 12	(b)(i)	74,549	—	—	—	—	74,549
Formation of Cresco Labs, Inc and Cresco Labs, LLC NCI at RTO	Note 12	(b)(v)(c)	(155,747)	—	—	—	155,747	—
Shares issued in business combinations	Note 14		1,398	19,497	—	—	—	20,895
Establishment of deferred tax liability due to RTO			—	—	(520)	—	—	(520)
Repayment of subscription receipt	Note 12		260	—	—	—	—	260

Ending Balance as of December 31, 2018			142,118	20,064	11,594	(52,745)	161,950	282,981

Balance as of January 1, 2019			142,118	20,064	11,594	(52,745)	161,950	282,981
Cumulative effect of adoption of IFRS 16 Leases	Note 2	(q)	—	—	—	(1,466)	(1,526)	(2,992)
Net loss			—	—	—	(43,201)	(22,101)	(65,302)
Share-based compensation expense	Note 13		—	—	15,393	—	—	15,393
Exercise of options	Note 13		1,775	—	(594)	—	—	1,181
Exercise of warrants	Note 12	(c)	1,674	—	(429)	—	—	1,245
Change in ownership interest	Note 12	(d)	—	—	—	(438)	(396)	(834)
Income tax reserve	Note 25		—	—	(101)	393	—	292
Issuance of shares related to MedMar	Note 12	(b)(iii)	19,497	(19,497)	—	—	—	—
Equity issued related to Valley Ag acquisition	Note 12	(b)(i)	48,881	—	—	—	—	48,881
Distributions to limited liability company unit holders	Note 12	(b)(iv)	—	—	—	(2,942)	(688)	(3,630)
Shares issued through equity raise, net of costs	Note 12	(b)(ii)	45,975	—	—	—	—	45,975
Cresco LLC shares redeemed	Note 12	(d)	15,931	—	—	(14,233)	(1,698)	—
Cancellation of shares	Note 20	(a)(i)	—	(567)	—	—	—	(567)

Ending Balance as of December 31, 2019			275,851	—	25,863	(114,632)	135,541	322,623

See accompanying notes to consolidated financial statements.

Cresco Labs Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2019 and 2018

(In thousands of United States Dollars)

	Year ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(65,302)	$3,093
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation and amortization	11,910	2,172
Bad debt expense	436	—
Share-based compensation expense	14,867	10,464
Loss on investments, net of gains	878	(2,083)
Loss, net of gains, on changes in fair value of deferred and contingent consideration	3,720	—
Loss (gain) on derivative instruments and warrants	3,190	(861)
Loss, net of gains, on loans receivable	279	—
Non-cash listing expense and other financing fees	—	2,178
Loss recognized on sale-leaseback transactions	670	—
Realized changes in fair value of inventory sold	82,659	27,180
Loss on inventory write-offs	8,421	—
Unrealized gain, net of losses, on changes in fair value of biological assets	(109,531)	(52,563)
Change in deferred taxes	1,176	1,515
Foreign currency gain, net	(444)	—
Changes in operating assets and liabilities:
Accounts receivable	(12,782)	(2,588)
Inventory	(109,601)	(45,490)
Biological assets	96,849	41,681
Other current assets	(4,645)	(820)
Security deposits	(102)	57
Accounts payable and other accrued expenses	36,516	2,953
Other current liabilities	3,033	—
Deferred rent	—	612
Income tax payable	12,614	2,584

NET CASH USED IN OPERATING ACTIVITIES	(25,189)	(9,916)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(91,673)	(27,726)
Purchases of property and equipment in an asset acquisition	—	(1,436)
Purchases of intangibles	(4,453)	(782)
Proceeds from sale and leaseback transactions and lease tenant incentives	38,532	—
Payment of acquisition consideration, net of cash acquired	(30,207)	(37,078)
Payment of deferred consideration in an asset acquisition	(1,500)
Purchase of investments	—	(901)
Loans receivable for entities to be acquired	(19,894)	(13,859)
Distributions from associate	1,599	—

NET CASH USED IN INVESTING ACTIVITIES	(107,596)	(81,782)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from September 2019 financing	55,476	—
Payment of issuance costs of financing	(3,196)	(7,206)
Proceeds from issuance of warrants for overallotment	909	—
Proceeds from private placement	—	205,646
Proceeds from exercise of stock options and warrants	2,268	157
Non-controlling interests contributions	—	5,279
Acquisition of non-controlling interests	(834)	—
Distributions to Non-controlling interest redeemable unit holders	(688)	—
Distributions to other members	(2,942)	—
Repayment of related party payables and notes	—	(1,053)
Principal payments of leases	(2,084)	—
Cash received from subscription receivable	—	260
Subscription deposits refunded	—	(400)

NET CASH PROVIDED BY FINANCING ACTIVITIES	48,909	202,683

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(83,876)	110,985
Cash and cash equivalents and restricted cash, beginning of period	138,028	27,043

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$54,152	$138,028

CASH PAID DURING THE PERIOD FOR:
Income tax, net	$247	$—
Interest	5,350	24
NON-CASH TRANSACTIONS:
Equity issued for acquisitions and escrows	$48,881	$21,463
Non-controlling interests redeemed for equity	1,698	—
Non-controlling interests recognized in business combinations	—	6,378
Previously held interest in business combination	—	3,641
Net liability upon adoption of IFRS 16 Leases and subsequent additions	92,484	—
Derivative liability incurred for business combinations	5,437	459
Deferred and contingent consideration for acquisitions	52,596	17,875
Conversion of loan to investment in associate	6,783	—
Liability incurred to purchase property and equipment	15,798	—
Cashless exercise of stock options	113	—
See accompanying notes to consolidated financial statements

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

1.	NATURE OF OPERATIONS

Cresco Labs Inc. (“Cresco” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp. (“Randsburg”) and consolidated its common shares on a five-old for one-new basis.

On November 30, 2018, in connection with the reverse takeover (the “Transaction”) (as described further in Note 3), the Company (i) consolidated its outstanding Randsburg Common Shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of Subordinate Voting Shares (“SVS”) and create the classes of Proportionate Voting Shares (“PVS”) and the Super Voting Shares (“MVS”).

Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC (“Cresco Labs”), a series of transactions was completed on November 30, 2018 resulting in a reorganization of Cresco Labs and Randsburg and pursuant to which Randsburg became the indirect parent and sole voting unitholder of Cresco. The transaction constituted a reverse takeover of Randsburg by Cresco Labs under applicable securities laws. Cresco Labs was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Pre-Combination LLC Agreement. The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

The 2018 comparative amounts presented in the financial statements are those of Cresco Labs, LLC.

On December 3, 2018, the Company began trading on the Canadian Securities Exchange (“CSE”) under the ticker symbol “CL.” On March 6, 2019, Cresco shares were approved to be quoted on the Over-the-Counter Market (“OTC”) and is traded under the ticker symbol “CRLBF.” On August 13, 2019, the Company began trading its Euro-denominated shares on the Frankfort Stock Exchange (“FSE”) and are trading under the symbol “6CQ.”

The Company is licensed to cultivate, manufacture and sell wholesale and retail cannabis and wholesale and retail cannabis products. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Maryland, Nevada, Arizona, New York and Massachusetts, pursuant to the Illinois Compassionate Use of Medical Cannabis Pilot Program Act, the Pennsylvania Compassionate Use of Medical Cannabis Act, the Ohio Medical Marijuana Control Program, the California Medicinal and Adult-Use Cannabis Regulation and Safety Act, the Maryland Medical Marijuana Act, the Nevada Revised Statutes section 453A, the Arizona Medical Marijuana Act, the New York Compassionate Care Act and the Massachusetts Cannabis Control Commission, respectively.

The Company’s head office is located at Suite 110, 400 W Erie St., Chicago, IL 60654 and the registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, BC V6E 2E9.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The accompanying consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”) in effect for the years ended December 31, 2019 and 2018.

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on April 28, 2020.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(b)	Basis of Measurement

The accompanying consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for biological assets, which are measured at fair value less costs to sell; certain investments in associates, which are accounted for under the equity method; loans receivable measured at fair value through profit or loss (“FVTPL”); and certain investments, derivative instruments, and deferred and contingent consideration, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets and the contractual obligation for liabilities.

Management has applied judgements in concluding that there remain no material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, which judgments include effect of subsequent events (see note 26); and the Company’s ability to realize its assets and settle its obligations in the normal course of operations for at least twelve months from the date of the financial statements.

(c)	Classification of Expenses

The expenses within the accompanying statements of operations are presented by function. See Note 16 for details of expenses by nature.

(d)	Functional and Presentation Currency

The Company’s functional currency and that of all its subsidiaries, as determined by management, is the United States (“U.S.”) dollar. The Company’s presentation currency is the U.S. dollar. As such, the accompanying consolidated financial statements are presented in U.S. dollars. All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other expense (income), net in the Consolidated Statements of Operations and Comprehensive Loss.

(e)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated on consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. The following are Cresco’s wholly-owned subsidiaries and entities over which the Company has control as of December 31, 2019:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cresco U.S. Corp.	Illinois	Manager of Cresco Labs, LLC	100%
Cresco Labs, LLC	Illinois	Operating Entity	43.8%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company	100%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	87.6%
MedMar Rockford, LLC	Illinois	Dispensary	75%

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Entity	Location	Purpose	Percentage Held
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production, and Dispensary Facility	99%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Pennsylvania; Registered: Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production, and Dispensary Facility	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona/Maryland	Cultivation, Production, and Dispensary Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	98%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production, and Dispensary Facility	100%

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Note Issuer, LLC. Therefore, the Company controls Cresco Labs Note Issuer, LLC and has consolidated its results into the Consolidated financial statements.

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Consolidated Statements of Financial Position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net loss in the Consolidated Statements of Operations and Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

(f)	Cash and Cash Equivalents

Cash and cash equivalents include cash deposits in financial institutions, other deposits that are readily convertible into cash and cash on hand. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(g)	Restricted Cash

Restricted cash represents amounts held in escrow related to the Company’s pending acquisitions. The Company held $5,050 thousand and $6,726 thousand of restricted cash as of December 31, 2019 and 2018, respectively.

(h)	Accounts Receivable

Accounts receivables are classified as financial assets initially recognized at fair value and subsequently measured at amortized cost, less any provisions for impairment. When an account receivable is uncollectible, it is written off against the provision. Subsequent recoveries of amounts previously written off are credited to the Consolidated Statements of Operations and Comprehensive Loss.

(i)	Biological Assets

The Company’s biological assets consist of cannabis plants and are valued at fair value less costs to sell up to the point of harvest, which becomes the basis for the cost of internally produced Work-in-process and Finished Goods inventory after harvest. The net unrealized gains or losses arising from changes in fair value less costs to sell during the year are included in the Consolidated Statements of Operations and Comprehensive Loss.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

All production costs related to biological assets are expensed as incurred and are included as Cost of sales – production costs. They include the direct cost of seeds and growing materials as well as other indirect costs such as utilities and supplies used in the growing process. Indirect labor for individuals involved in the growing and quality control process is also included, as well as depreciation on production equipment and overhead costs such as rent to the extent it is associated with the growing space. Unrealized fair value gains/losses on growth of biological assets are recorded in a separate line on the face of the income statement.

The Company capitalizes cost incurred after harvest to bring the products to their present location and condition in accordance with International Accounting Standards (“IAS”) 2 Inventories.

(j)	Inventory

Inventories of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value less costs to sell at harvest which becomes the deemed cost. Any subsequent post-harvest costs are capitalized to inventory. Post-harvest costs include costs such as materials, labor and depreciation expense on equipment involved in manufacturing, packaging, labeling and inspection. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Products for resale and supplies and consumables are valued at lower of cost and net realizable value.

The Company reviews inventory for obsolete, redundant and slow-moving goods and any such inventory is written-down to net realizable value.

(k)	Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation. Land is recorded at cost. Depreciation is calculated using the straight-line method over the useful life of the asset. The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate. Equipment is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is included in the accompanying Consolidated Statements of Operations and Comprehensive Loss in the year the asset is derecognized.

Category		Estimated Useful Life
Leasehold Improvements	Amortized over the lesser of the life of the lease or
	estimated useful life of the improvement	8 - 15 years
Machinery and Equipment	Over the estimated useful life of the asset	5 - 15 years
Furniture and Fixtures	Over the estimated useful life of the asset	3 - 7 years
Vehicles	Over the estimated useful life of the asset	5 years
Website and Software	Over the estimated useful life of the asset	3 years
Computer Equipment	Over the estimated useful life of the asset	3 - 5 years
Buildings	Over the estimated useful life of the asset	30 - 40 years
Building Improvements	Over the estimated useful life of the asset	8 - 15 years

Repairs and maintenance that do not improve efficiency or extend economic life are charged to expense as incurred.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(l)	Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any.

Intangible assets acquired in a business combination are measured at fair value at the acquisition date or date of consolidation/control. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Market Related Intangibles (Trade Names)	18 months
Customer Relationships	8 years
Non-Compete Agreements	4 - 5 years
Permit Application Fees	1 - 2 years

The estimated useful lives and residual values are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets that have an indefinite useful life are not subject to amortization. The Company’s indefinite-lived intangible assets consist of licenses, which, for valuation purposes, represent the future benefits associated with the Company’s cultivation, processing, and dispensary licenses. Absent such license intangibles, the Company cannot continue as a going concern and as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.

Definite-lived intangible assets are tested for impairment when there is an indication of impairment. Indefinite-lived intangible assets are tested for impairment annually or more frequently as warranted if events or changes in circumstances indicate impairment (refer to Note 10 for additional detail on impairment tests). For the years ended December 31, 2019 and 2018, the Company did not recognize any impairment losses.

(m)	Investments in Associates

The Company determines how to account for investments based on the level of control it has over the investment. If control is determined, then the investment should be consolidated. Investments in which the Company has significant influence, but no control, are considered investments in associates. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but without control or joint control over those policies. Investments in associates are accounted for using the equity method of accounting. Interests in associates accounted for using the equity method are initially recognized at cost. The carrying value is then adjusted for the Company’s share of comprehensive income (loss), additional contributions and distributions from the investee. The carrying value of associates is assessed for impairment at each balance sheet date. Investments that the Company does not have control or significant influence over are first recognized at cost. At each reporting period, changes from the initial cost and fair value are recognized through profit and loss. The Company’s investments in equity-accounted investees are classified within Investments in the Consolidated Statements of Financial Position.

(n)	Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of a business over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash-generating unit (“CGU”) or CGUs which are expected to benefit from the synergies of the combination.

Goodwill is tested for impairment annually or more frequently as warranted if events or changes in circumstances indicate impairment. For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to CGUs or groups of CGUs representing the lowest level that the assets are monitored for internal reporting purposes. Goodwill and indefinite-lived intangible assets are tested for impairment by comparing the carrying value of each CGU containing the assets to its recoverable amount (the higher of the asset’s fair value less costs of disposal and value-in-use); an

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. The Company’s most recent goodwill impairment test during the fourth quarter did not result in the recognition of any impairment losses. The Company has not recorded any goodwill impairment for the years ended December 31, 2019 and 2018.

(o)	Income Taxes

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive income (loss) or directly in equity.

Current Tax

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.

Deferred Tax

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income (loss) or equity, respectively.

(p)	Revenue Recognition

The Company’s primary source of revenue is from wholesale of cannabis products to dispensary locations and direct retail sales to eligible customers at the Company owned dispensaries.

The Company adopted IFRS 15 Revenue from Contracts with Customers using the modified retrospective approach as of the date of initial application on January 1, 2018, with no revision of comparative period amounts. As the effect of adopting IFRS 15 did not have a material impact on the financial statements, there was no adjustment made to the opening balance of equity at the date of initial application.

The standard includes a five-step model for contracts with customers as follows:

1.	Identify the contract with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price, which is the total consideration provided by the customer;

4.	Allocate the transaction price among the performance obligations in the contract based on their relative fair values; and

5.	Recognize revenue when the relevant criteria are met for each unit (at a point in time or over time).

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The Company recognizes revenue upon satisfaction of the performance obligation, when control of the promised goods is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods, upon delivery and acceptance by wholesale and retail customers.

Contract Costs

In accordance with IFRS 15, incremental costs to obtain a contract are capitalized and amortized over the contract term if the cost are expected to be recoverable. The Company does not capitalize incremental costs to obtain a contract where the contract duration is expected to be one year or less. As of December 31, 2019 and 2018, the Company did not have any costs capitalized.

(q)	Change in Accounting Policy—Leases

In January 2016, the IASB published IFRS 16 Leases, replacing IAS 17 Leases IFRIC 4 Determining whether an Arrangement Contains a Lease. IFRS 16 introduced a single lessee accounting model, requiring lessees to recognize assets for the right to use as well as lease liabilities for the outstanding lease payments. The Company adopted IFRS 16 on January 1, 2019, using a modified retrospective approach with the cumulative effect of initially applying the standard recognized at the date of initial application, without revising prior periods.

IFRS 16 permits entities to elect a number of practical expedients to simplify the adoption of IFRS 16 as well as the ongoing application of IFRS 16.

Upon adoption of IFRS 16, the Company elected to adopt the following practical expedients:

•

The existing leases were not reassessed at the initial application date to determine whether or not they are leases under the criteria of IFRS 16. Instead, contracts classified as leases under IAS 17 or IFRIC 4 will continue to be accounted for as leases;

•

Leases for which the lease term ends within 12 months of the date of initial application of the standard were treated as short-term leases and recognized as rent expense within Selling, general and administrative (“SG&A”) in the Statement of Operations and Comprehensive Loss on a straight-line basis over the lease term; and

•	A single discount rate was applied to a portfolio of leases with similar characteristics.

On an ongoing basis, the Company elected to adopt the following practical expedient:

•

The Company has elected not to recognize right-of-use (“ROU“) assets and lease liabilities where the total lease term is less than or equal to 12 months. The payments for such leases are recognized as rent expense within SG&A in the Consolidated Statement of Operations and Comprehensive Loss on a straight-line basis over the lease term.

The Company has real estate leases for retail stores, cultivation facilities, corporate offices, and equipment leases. At inception of a contract, the Company estimates whether the contract includes a lease. A contract contains a lease if it includes enforceable rights and obligations under which the right to control the use of an identified asset is conveyed for a period of time in exchange for consideration. The Company recognized a ROU asset and a lease liability at the commencement date – the date when the asset is available for use by the lessee.

The Company assesses at lease commencement whether it is reasonably certain to exercise extension or termination options. The Company reassesses its lease portfolio to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. The extension options which are considered reasonably certain to be exercised are mainly those for which operational decisions have been made which make the leased assets vital to the continued relevant business activities.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Liabilities arising from a lease are initially measured at the present value of the lease payments that are not paid at that date discounted using the Company’s incremental borrowing rate. Lease liabilities include the value of the following payments:

•	Fixed payments, including in-substance fixed payments, less any lease incentives receivable;

•	The exercise price of a purchase option if the Company is reasonably certain to exercise that option; and

•	Penalties for early termination of the lease, if the lease term reflects the Company exercising an option to terminate the lease.

The lease liability is subsequently measured at amortized cost using the effective interest method. The lease liability is decreased by cash paid less interest expense incurred. The lease liability is remeasured when there is a change in future lease payments, or if the Company changes its assessment of whether it will exercise an extension, purchase, or termination option.

ROU assets are measured at cost and are comprised of the following:

•	The amount of the initial measurement of lease liability;

•	Lease payments made at or before the commencement date less any lease incentives received;

•	Any initial direct costs; and

•	An estimate of costs of dismantling and removing the underlying asset, restoring the site on which it is located or the underlying asset, if applicable.

The ROU asset is depreciated on a straight-line basis from the commencement date to the end of the lease term. The depreciation expense on ROU assets replaces rent expense. The value of the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain revaluations of the lease liability.

On initial application, the Company elected to measure the ROU assets on a lease-by-lease basis at either 1) an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments or deferred rent payments or 2) at its carrying amount as if IFRS 16 had been applied since the commencement date but discounted using the Company’s incremental borrowing rate at January 1, 2019.

On initial application, the lease payments were discounted using the Company’s incremental borrowing rate at January 1, 2019. The weighted average incremental borrowing rate was 13%.

The Company recognized a ROU asset of $32,519 thousand, lease liability of $37,707 thousand, accumulated deficit of $1,466 thousand, a reduction of deferred rent of $2,196 thousand and a reduction of non-controlling interest of $1,526 thousand at January 1, 2019. The cumulative effect adjustment to accumulated deficit and NCI was a result of measuring the ROU asset for certain leases as if IFRS 16 had been applied since their respective commencement dates.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The following reconciliation to the opening balance for lease liabilities under IFRS 16 as of January 1, 2019 is based on leases at December 31, 2018:

($ in thousands)
Lease obligations in accordance with IAS 17 at December 31, 2018	$60,451
Leases not commenced at January 1, 2019	(929)
Exemption for short-term leases	(133)
Lease extension options	34,841
Other	1,149

Obligations from lease arrangements (undiscounted)	95,379

Effect of discounting	(57,672)

Lease liability recognized as of January 1, 2019	$37,707

Refer to Note 8 for additional information on the impact of IFRS 16.

(r)	Share and Unit-Based Compensation

The Company measures equity settled share and unit-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For share and unit-based payments granted to non-employees, the compensation expense is measured at the fair value of the good and services received except where the fair value cannot be estimated in which case it is measured at the fair value of the equity instruments granted. The fair value of share and unit-based compensation to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.

For awards where the holder has the election of settling their award in either cash or equity, the fair value of share-based compensation is remeasured at the end of each reporting period until the corresponding awards vest.

(s)	Financial Instruments

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments. IFRS 9 introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets to be measured at amortized cost or fair value in subsequent accounting periods following initial recognition. IFRS 9 also amends the requirements around hedge accounting, and introduces a single, forward looking expected loss impairment model. All financial assets and financial liabilities, in respect of financial instruments, are recognized on the Company’s Consolidated Statements of Financial Position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are incremental and are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expires, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. The classification of financial instruments dictates how these assets and liabilities are measured subsequently in the Company’s consolidated financial statements.

(i)	Financial Instruments Measured at Fair Value Through Profit or Loss

Financial instruments are classified as FVTPL when they are held for trading. A financial instrument is held for trading if it was acquired for the purpose of sale in the near term. Derivative financial instruments that are not designated and effective as hedging instruments are also classified as FVTPL. Financial instruments classified as FVTPL are stated at fair value with any changes in fair value recognized in earnings for the period. Financial assets in this category include certain short-term investments, derivatives and contingent consideration.

(ii)	Financial Assets Measured at Amortized Cost

Financial assets measured at amortized cost are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Financial assets in this category include cash and cash equivalents, short-term investments, trade receivables, other receivables, and loans receivable.

Loans receivable primarily consist of loans to entities in which the Company has a potential future investment. These loans are measured at either FVTPL if they have derivative qualities or at amortized cost, less expected credit losses.

(iii)	Impairment of Financial Assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for trade receivables based on the simplified approach under IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime ECLs at each reporting date from the date of the trade receivable.

Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Trade receivables are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off.

For financial assets carried at amortized cost, the Company recognizes loss allowances for ECLs on its financial assets measured at amortized cost. ECLs are a probability-weighted estimate of credit losses. The Company applies a three-stage approach to measure ECLs. The Company measures loss allowance at an amount equal to 12 months of expected losses for performing loans receivable if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1) and at an amount equal to lifetime expected losses on loans receivable that have experienced a significant increase in credit risk since origination (Stage 2) and at an amount equal to lifetime expected losses which are credit impaired (Stage 3).

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The Company considers a significant increase in credit risk to have occurred if contractual payments are more than 30 days past due and considers the loans receivable to be in default if they are 90 days past due. A significant increase in credit risk or default may have also occurred if there are other qualitative factors (including forward looking information) to consider; such as borrower specific information (i.e., change in credit assessment).

Objective evidence of impairment of financial assets carried at amortized cost exists if the counterparty is experiencing significant financial difficulty, there is a breach of contract, concessions are granted to the counterparty that would not normally be granted, or it is probable the counterparty will enter into bankruptcy or a financial reorganization.

(iv)	Financial Liabilities Measured at Amortized Cost

Financial liabilities measured at amortized cost are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. Other financial liabilities are de-recognized when the obligations are discharged, cancelled or expired. Financial liabilities in this category include accounts payable and accrued liabilities and deferred consideration and other payables.

Summary of the Company’s Classification and Measurements of Financial Assets and Liabilities

IFRS 9
	Classification	Measurement
Cash and cash equivalents	FVTPL	Fair value
Restricted cash	Amortized cost	Amortized cost
Accounts receivable	Amortized cost	Amortized cost
Loans receivable	Amortized cost or FVTPL	Amortized cost or fair value
Investments	FVTPL	Fair value
Accounts payable and accrued liabilities and Other long-
term liabilities	Amortized cost	Amortized cost
Deferred consideration and other payables	Amortized cost or FVTPL	Amortized cost or fair value
Derivative liabilities and contingent consideration	FVTPL	Fair value

(t)	Earnings (Loss) per Share

The Company presents basic and diluted earnings (loss) per share. Basic earnings per share is calculated by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, for the effects of all dilutive potential shares, which are comprised of redeemable LLC shares, warrants, restricted stock units (“RSUs”) and options issued. Items with an anti-dilutive impact are excluded from the calculation. The number of shares included with respect to options, warrants and RSUs is computed using the treasury stock method.

(u)	Significant Accounting Judgements, Estimates, and Assumptions

The preparation of the Company’s accompanying consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Significant judgements, estimates, and assumptions that have the most significant effect on the amounts recognized in the accompanying consolidated financial statements are described below.

(i)	ECL on Loan Receivables and Trade Receivables

The Company calculates ECLs for trade receivables based on the historical default rates over the expected life of the trade receivable and adjusts for forward-looking estimates, which is determined through the exercise of judgement. The Company calculates ECLs for loan receivables by considering cash shortfalls on a discounted basis it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring, which is determined through the exercise of judgement. The Company’s ECL models rely on forward looking information and economic inputs, such as default rates, industry growth rate, licensing rules, etc. The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. To reflect this, qualitative adjustments or overlays may be made as temporary adjustments using expert credit judgement. The allowance the Company records, if any, is the sum of these probability weighted outcomes.

(ii)	Biological assets and Inventory

The valuation of biological assets at the point of harvest is the cost basis for all cannabis-based inventory and thus any critical estimates and judgements related to the valuation of biological assets are also applicable for inventory. In calculating the value of the biological assets and inventory, the estimates management makes includes estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, average or expected selling prices and expected yields for the cannabis plants. In calculating final inventory values, management compares the inventory cost to estimated net realizable value. The Company must also determine if the cost of any inventory exceeds its net realizable value, such as cases where prices have decreased, or inventory has spoiled or has otherwise been damaged. Further information on estimates used in determining the fair value of biological assets is contained in Note 5.

(iii)	Estimated Useful Lives, Depreciation of Property and Equipment, and Amortization of Intangible Assets

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgement.

Amortization of intangible assets is dependent upon estimates of useful lives which are determined through the exercise of judgement.

(iv)	Property and Equipment Impairment

The Company evaluates the carrying value of long-lived assets at the end of each reporting period whenever there is any indication that a long-lived asset is impaired. Such indicators include evidence of physical damage, indicators that the economic performance of the asset is worse than expected, or that the decline in asset value is more than the passage of time or normal use, or significant changes occur with an adverse effect on the Company’s business. If any such indication exists, the Company estimates the recoverable amount of the asset. An asset is impaired when its carrying amount exceeds its recoverable amount. The Company measures impairment based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. The fair value is determined primarily by using the projected future cash flows discounted at a rate commensurate with the risk involved as well as market valuations. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair values are reduced for an estimate of the cost to dispose or abandon.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(v)	Goodwill and Indefinite-Lived Intangible Asset Impairment

Goodwill and indefinite-lived intangible assets are tested for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of these assets has been impaired. In order to determine if the value of these assets has been impaired, the CGU to which the assets have been allocated must be valued using present value techniques. When applying this valuation technique, the Company relies on a number of factors, including historical results, business plans, forecasts, market data and discount rates. Changes in the conditions for these judgements and estimates can significantly affect the assessed value of goodwill and indefinite-lived intangibles. The Company has determined that the goodwill associated with all acquisitions belongs to each respective state as this is the lowest level at which management monitors goodwill and indefinite-lived intangibles. See Note 10 for additional detail.

(vi)	Business Combinations and Asset Acquisitions

Determination of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business. The classification can have a significant impact on the accounting on and subsequent to the acquisition date.

a.	Business Combinations

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for by applying the acquisition method. The total consideration transferred in a business combination is the sum of the fair values of assets transferred, liabilities incurred or assumed, and equity interests issued by the acquirer in exchange for control of the acquiree. The acquisition date is the date where the Company obtains control of the acquiree. The identifiable assets acquired and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS 3 Business Combinations provides exceptions to recording the amounts at fair value. Acquisition costs are expensed to profit or loss.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when contingent payments are expected to be made and at what amounts, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Non-controlling interest in the acquiree, if any, is recognized either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets, determined on an acquisition-by-acquisition basis. For each acquisition, the excess of total consideration over the fair value of previously held equity interest prior to obtaining control, and the non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired, is recorded as goodwill.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

b.	Asset Acquisitions

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Goodwill is not recorded as a result of an asset acquisition.

(vii)	Control Over the Investee, Principles of Consolidation

The Company examines three elements to determine whether control exists. When all of these three elements of control are present, then an investor is considered to control an investee and consolidation is required. When one or more of the elements is not present, an investor will not consolidate but instead be required to determine the nature of its relationship with the investee. The three elements of control that serve as the basis of consolidation include: identify the investee, understand the purpose and design of the investee, and identify the relevant activities of the investee and how decisions about these relevant activities are made. The Company exercises its judgement when determining control over an investee in when it has all of the following attributes: power over the investee, such as the ability to direct relevant activities of the investee; exposure, or rights, to variable returns from its involvement with the investee, such as returns that are not fixed and have the potential to vary with performance of the investee; and the ability to use its power over the investee to affect the amount of the investor’s returns, such as identifying the link between power and returns.

Cresco Labs Inc. through Cresco U.S. Corp has control over Cresco Labs, LLC. Despite holding only a minority interest, the Company has the full decision-making power over Cresco Labs. According to IFRS 10 Consolidated Financial Statements, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company has the right to direct all the relevant activities of Cresco Labs and to affect its returns under the amended and restated LLC Agreement. The Company is also exposed to variable returns through its own shareholding in the Cresco Labs. The Company also exercises judgement in applying the provisions of IFRS 10 to determine when to consolidate its acquired entities, which may occur before the related transactions have been fully funded. See Note 14 for additional information.

(viii)	Share-Based Compensation

In calculating the share-based compensation expense, key estimates such as the rate of forfeiture of awards granted, the expected life of options, the volatility of the Company’s stock price and the risk-free interest rate are used.

(ix)	Income Tax

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(x)	Implementation of IFRS 16

The adoption of IFRS 16 Leases required, as of January 1, 2019, the Company to assess its significant judgements and certain key estimates when applying the standard in Note 2(q) and Note 8.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Critical judgements required in the application of IFRS 16 include the following:

•

Identifying whether a contract or part of a contract includes a lease at inception of the contract. The Company’s assessment includes the exercise of judgement about whether the contract depends on a specific asset, whether the Company obtains substantially all the economic benefits from the use of the asset, and whether the Company has the right to direct the use of the asset and non-lease components;

•

Identifying lease components and allocating the consideration to each lease component on the basis of the relative stand-alone price of each lease component. The Company assesses each lease component for a right to use an underlying asset and, if necessary, determines the relative stand-alone price for each lease component based on current market prices;

•

Determining whether it is reasonably certain that an extension, purchase or termination option will be exercised, on a lease by lease basis. The Company considers all facts and circumstances and examines whether there is an economic incentive or penalty affecting the decision to exercise an option; and

•	Establishing whether there are multiple leases in an arrangement. The Company’s assessment includes the exercise of judgement whether it has the right to control multiple assets within a contract.

Key sources of estimation uncertainty in the application of IFRS 16 include the following:

•

Estimating the lease term. The Company determines the lease term as the non-cancellable period of the lease at the commencement date, adjusted for any purchase, renewal or termination options it deems reasonably certain to exercise;

•

Determining the appropriate incremental borrowing rate specific to each leased asset. The Company establishes incremental borrowing rates used as discount factors in discounting payments reflecting the Company’s borrowing rate, duration of lease term and credit spread; and

•	Assessing whether a ROU asset is impaired if indicators are present.

Unanticipated changes in these judgements or estimates could affect the identification and determination of the fair value of lease liabilities and ROU assets at initial recognition, as well as the subsequent measurement of lease liabilities and ROU assets. Changes in the economic environment or changes in the cannabis and retail industry may impact Management’s assessment of lease terms, and any changes in Management’s estimate of lease terms may have a material impact on the Company’s statement of financial position and Statement of Operations and Comprehensive Loss. In addition, the Company’s assessed incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment and cannabis industry and the Company’s creditworthiness.

These items could potentially result in changes to amounts reported in the Consolidated Statements of Operations and Comprehensive Loss and Financial Position of the Company.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(xi)	Sale and Leaseback Accounting

A sale and leaseback transaction involves the transfer of an asset to another entity and the leaseback of the same asset. The Company applies IFRS 15 and IFRS 16 when accounting for sale and leaseback transactions. A sale and leaseback is recognized as a sale when the control of the asset has been transferred to the purchaser. The Company recognizes any gain or loss related to the transfer of rights of the asset to the buyer-lessor and measures the ROU asset arising from the leaseback at the retained portion of the previous carrying amount.

(v)	Recent Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable to the Company have been excluded herein.

(i)	IAS 28 Long-term Interests (“IAS 28”)

In October 2017, the IASB amended IAS 28, Long-term Interests in Associates and Joint Ventures. The amendments were added to clarify that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. This standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The adoption of this standard on January 1, 2019 did not have any impact on the Company’s financial statements.

(ii)	IFRS 3 Business Combination (“IFRS 3”)

In October 2018, the IASB issued amendments to IFRS 3 Business Combinations, Definition of Business. The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. It also narrowed the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs and removed the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs. In addition, the amendments added an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments must be applied to transactions that are either business combinations or asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. Consequently, entities do not have to revisit such transactions that occurred in prior periods. Earlier application is permitted and must be disclosed. The Company elected early application for interim and annual periods beginning July 1, 2019. There was no impact from the adoption of IFRS 3 amendments related to the year ended December 31, 2019.

3.	REVERSE TAKEOVER TRANSACTION

On October 10, 2018, Randsburg and the Company announced that they had entered into a binding letter agreement to affect a transaction that resulted in a reverse takeover of Randsburg by Cresco.

The Transaction was treated for accounting purposes as an asset acquisition of Randsburg by Cresco. In consideration for the acquisition of Randsburg, the Company issued SVS of Cresco for each outstanding common share of Randsburg totaling approximately 258,205 SVS to shareholders of Randsburg.

Additionally, each Randsburg share purchase warrant which gives the holder the right to acquire shares in the common stock of Randsburg when presented for execution will be exchanged for a warrant which will give the holder the right to acquire SVS of Cresco on the same basis as the exchange of Randsburg common shares for Cresco SVS. These warrants were classified as derivative liabilities and measured at FVTPL. They have been included in the purchase consideration at their fair value of approximately $146 thousand based on the Black-Scholes pricing model.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The Company accounted for the Transaction as a deemed issuance of shares for the purchase of the net nil net assets of Randsburg. A non-cash listing expense of $1,839 thousand is based on the following: 258,205 shares measured at a fair value of $6.54 per share ($1,693 thousand) and 53,325 purchase warrants measured at a fair value of $2.74 per share ($146 thousand). As a result of the reverse takeover, the Company recorded $1,654 thousand of transaction costs in the Consolidated Statements of Operations and Comprehensive Loss as a selling, general, and administrative expense during the period ended December 31, 2018. See Note 16 for further detail. As part of the Transaction, unit holders of Cresco Labs, LLC exchanged their units for a new class of redeemable units in Cresco Labs, LLC. Each Redeemable unit is only exchangeable for the equivalent of one SVS in Cresco Labs Inc. (without any obligation to redeem in cash). On close of the transaction, the former unit holders of Cresco Labs, LLC controlled approximately 59% of the continuing entity through the Redeemable units. These unit holders hold an interest only in Cresco Labs, LLC; they participate in the earnings of only Cresco Labs, LLC and not the earnings of the combined entity. Therefore, in accordance with IFRS 3 Business Combinations, this is presented as a non-controlling interest in the reverse takeover, the value of which was recognized at its proportionate interest in the pre-combination carrying amounts of Cresco Labs, LLC. See Note 12 for further detail.

4.	ACCOUNTS RECEIVABLE

As of December 31, 2019 and 2018, Accounts receivable consisted of the following:

($ in thousands)	2019	2018
Accounts receivable, gross	$16,726	$3,678
Allowance for doubtful accounts	(271)	(20)

Total accounts receivable, net	$16,455	$3,658

See Note 20 for the analysis of accounts receivable aging and disclosure of bad debt expense.

5.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The changes in the carrying value of biological assets for the periods ending December 31, 2019 and 2018 consisted of the following:

($ in thousands)
Biological assets at January 1, 2018	$2,637
Biological Assets Acquired (Note 14)	4,154
Transferred to inventory upon harvest	(41,681)
Changes in fair value of biological assets	52,563

Biological assets at December 31, 2018	17,673

Biological Assets Acquired (Note 14)	1,436
Transferred to inventory upon harvest	(96,849)
Changes in fair value of biological assets	109,531

Biological assets at December 31, 2019	$31,791

Biological assets are measured at fair value less costs to sell until harvest. All production costs related to biological assets are expensed as incurred. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The fair value was determined using an expected cash flow model which assumes the biological assets at the balance sheet date will grow to maturity, be harvested and converted into finished goods inventory and sold in the retail and medical cannabis market.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

This model utilizes the following significant assumptions:

Inputs and assumptions	Calculation method	Effect changes of unobservable inputs has on fair value

Selling price per gram, less cost to sell	Based on observable market data or calculated wholesale prices with reasonable margins.	An increase in selling price per gram would increase the fair value of biological assets.

Attrition rate	Based on weighted average number of plants lost during each stage of production.	An increase in attrition rate would result in a decrease to the fair value of biological assets.

Average yield per plant	Based on the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	An increase to the average yield per plant would result in an increase to the fair value of biological assets.

Cumulative stage of completion in the production process	Based on an average number of days in production over a total average grow cycle of between 15 and 20 weeks.	An increase to the average stage of completion of the plants would result in an increase to the fair value of biological assets.

The Company’s estimates are, by their nature, subject to change and differences from the above assumptions will be reflected in the unrealized gain or loss on changes in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As of December 31, 2019 and 2018, it was expected that the Company’s biological assets would yield approximately 13,142 thousand and 6,506 thousand grams, respectively.

The Company has quantified the sensitivity of the inputs in relation to biological assets as of December 31, 2019 and 2018 and expects the following effect on fair value as shown in the table below:

			Effect on fair value ($ in thousands)
Significant inputs & assumptions	Range of inputs	Sensitivity	2019	2018
Selling price per gram, less cost to sell	$1.77 to $6.55	Increase 5%	$6,360	$2,759
		Decrease 5%	(6,360)	(2,759)
Average yield per plant	34 grams to 188 grams	Increase 5%	1,590	884
		Decrease 5%	(1,590)	(884)

6.	INVENTORY

As of December 31, 2019 and 2018, inventory was comprised primarily of cannabis and cannabis-related products. The Company wrote off $8,421 thousand and $nil of inventory during years ended December 31, 2019 and 2018, respectively, due to obsolescence primarily related to damaged work-in-process inventory in its Ohio operation. This write-off is included in the Realized changes in fair value of inventory sold presented on the Consolidated Statement of Operations and Comprehensive Loss. As of December 31, 2019 and 2018, the Company had inventory reserves of $173 thousand.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Inventory as of December 31, 2019 and 2018 consisted of the following:

($ in thousands)	December 31, 2019	December 31, 2018
Raw materials	$16,521	$8,570
Raw materials - non-cannabis	5,820	1,616
Work-in-process	14,100	10,801
Finished goods	13,114	3,534

Total Inventory	$49,555	$24,521

During the years ended December 31, 2019 and 2018, the Company recognized $173,984 thousand and $55,398 thousand, respectively, of inventory expensed to Cost of sales – production costs, which includes $82,904 thousand and $28,218 thousand, respectively, of Cost of sales – production costs of inventories and $91,080 thousand and $27,180 thousand, respectively, of non-cash expense relating to the changes in fair value of inventory sold.

7.	PROPERTY AND EQUIPMENT

As of December 31, 2019 and 2018, property and equipment consisted of the following:

($ in thousands)	Land and Buildings	Machinery and Equipment	Furniture and Fixtures	Leasehold Improvements	Computer Equipment and Software	Website and Software	Vehicles	Construction In Progress	Total
Cost
Balance at January 1, 2018	$—	$1,047	$290	$206	$576	$64	$82	$3,081	$5,346
Additions	8,579	2,716	1,476	14,005	200	192	304	258	27,730
Transfers	391	—	—	6	—	—	—	(397)	—
Asset acquisitions	—	—	—	—	—	—	—	1,436	1,436
Business acquisitions	2,155	686	322	3,611	58	6	—	—	6,838

As of December 31, 2018	$11,125	$4,449	$2,088	$17,828	$834	$262	$386	$4,378	$41,350

Additions	3,683	9,473	7,635	36,793	1,308	138	295	46,103	105,428
Transfers	5,397	694	—	4,837	—	—	—	(10,928)	—
Purchase related to sale- leaseback transactions	37,062	—	—	—	—	—	—	—	37,062
Sale related to sale-leaseback transactions	(37,062)	—	—	—	—	—	—	—	(37,062)
Business acquisitions	7,802	1,034	735	3,507	173	—	34	2,495	15,780

As of December 31, 2019	$28,007	$15,650	$10,458	$62,965	$2,315	$400	$715	$42,048	$162,558

Accumulated depreciation
Balance at January 1, 2018	$—	$(110)	$(58)	$(25)	$(117)	$(43)	$(20)	$—	$(373)

Depreciation	(50)	(225)	(176)	(608)	(150)	(17)	(30)	—	(1,256)

As of December 31, 2018	$(50)	$(335)	$(234)	$(633)	$(267)	$(60)	$(50)	$—	$(1,629)

Depreciation	(382)	(913)	(760)	(2,509)	(319)	(97)	(110)	—	(5,090)

As of December 31, 2019	$(432)	$(1,248)	$(994)	$(3,142)	$(586)	$(157)	$(160)	$—	$(6,719)

Net book value
As of December 31, 2019	$27,575	$14,402	$9,464	$59,823	$1,729	$243	$555	$42,048	$155,839

As of December 31, 2018	$11,075	$4,114	$1,854	$17,195	$567	$202	$336	$4,378	$39,721

As of December 31, 2019 and 2018, costs related to the construction at the Company’s facilities were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facility is available for its intended use.

Depreciation of $5,090 and $1,256 thousand was incurred during the years ended December 31, 2019 and 2018, respectively, of which $1,240 and $234 thousand, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

As of December 31, 2019, ending inventory included $447 thousand of capitalized depreciation. For the years ended December 31, 2019 and 2018, $3,699 and $1,018 thousand of depreciation was recorded to Cost of sales – production costs, respectively, which includes $140 and $45 thousand, respectively, related to depreciation capitalized to inventory in prior periods.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

8.	LEASES

Effective January 1, 2019, the Company adopted IFRS 16 Leases, as indicated in Note 2(q). The Company is the lessee in all leasing arrangements and has entered into leases primarily for its corporate office, cultivation and processing facilities, and dispensaries. Depending upon the type of lease, the original lease terms generally range from less than 12 months to 15 years. Certain leases permit renewal options, including multiple successive renewal options ranging from 0.5 to 35 years.

ROU Assets—As of December 31, 2019, the Company’s single asset class of real estate leases consisted of the following:

($ in thousands)	As of December 31, 2019
Real estate	$46,696

Included in the ROU asset balance is $39,770 thousand of additions for the year ended December 31, 2019, partially offset by $19,289 thousand of terminations for the year ended December 31, 2019.

Total interest expense of $7,078 thousand was recorded for the year ended December 31, 2019.

Total leasing depreciation of $4,054 thousand was recorded for the year ended December 31, 2019. For the year ended December 31, 2019, $1,614 thousand of leasing depreciation is included as Selling, general and administrative expense with the remainder in Cost of sales – production costs and ending inventory.

As of December 31, 2019, ending inventory includes $73 thousand of capitalized depreciation. For the years ended December 31, 2019, $2,622 thousand of depreciation was recorded to Cost of sales – production costs, which includes $255 thousand, related to amounts capitalized to inventory in prior periods.

For the year ended December 31, 2018, the Company recorded total rent expense of $5,068 thousand, of which $588 thousand was expensed to rent expense in Selling, general and administrative expenses, with the remainder in Cost of sales—production costs and ending inventory.

For the year ended December 31, 2018, $4,602 thousand of rent was recorded to Cost of sales – production costs, which includes $289 thousand related to amounts capitalized to inventory in prior periods.

For certain leases with durations of twelve months or less, the Company recorded $280 thousand in rent expense primarily within Selling, general and administrative expenses for the year ended December 31, 2019. The Company recognizes on this expense on a straight-line basis over the lease term.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

During the year ended December 31, 2019, the Company entered into certain sale and leaseback agreements whereby the Company sold properties with a total net book value of $37,062 thousand and recorded a gain on lease termination of $6,415 thousand and loss on asset disposal of $7,085 thousand that resulted in a $670 thousand loss included in Other (expense) income, net in the Consolidated Statement of Operations and Comprehensive Loss. The sale and leaseback transactions resulted in net proceeds of $36,373 thousand, a net increase to ROU asset of $69 thousand and a net increase to lease liability of $36,570 thousand, with the remaining impact related to settlement of security deposits and prepaid expenses. The properties, in which CHP Fresco, a related party, previously had an indirect ownership interest, are used in Illinois cultivation operations. As of December 31, 2019, the Company has received tenant improvement allowances of $2,658 thousand and expects to receive an additional $21,092 thousand for a total of $23,750 thousand in relation to these agreements.

As of December 31, 2019, maturities of lease liabilities were as follows:

($ in thousands)
2020	$15,304
2021	15,414
2022	15,778
2023	16,923
2024	17,517
Thereafter	236,294

Total lease payments	$317,230

Less: interest	(198,605)
Less: tenant improvement allowance	(23,750)

Present value of lease liabilities	94,875

Less: short-term lease liabilities	(12,019)

Present value of long-term lease liabilities	$82,856

9.	INVESTMENTS

The following is a detailed discussion of the Company’s types of investments held:

(a)	Investments at Fair Value

The Company has investments in three entities: MassRoots, Inc. (“MassRoots”), a publicly traded cannabis company; 420 Capital Management, LLC (“420 Capital”), a cannabis investment Company; and Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company. MassRoots, 420 Capital, and Lighthouse are accounted for at fair value. On August 12, 2019, the Company settled its outstanding loan receivable with Lighthouse of $3,264 thousand through receipt of Lighthouse membership units approximating 1.2% ownership of the parent company with a fair value of $4,025 thousand. The Company recorded a $2,816 thousand loss on its investment in Lighthouse for the year ended December 31, 2019 in Other (expense) income of the Consolidated Statement of Operation and Comprehensive Loss. See Note 20 for additional details. The following is a summary of the investments held as of December 31, 2019 and 2018:

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

($ in thousands)	2019	2018
MassRoots	$1	$12
420 Capital	68	68
Lighthouse	1,209	—

Total investments	$1,278	$80

The Company recorded a total mark-to-market loss for the above investments of $2,827 thousand and $109 thousand for the years ended December 31, 2019 and 2018, respectively.

(b)	Investment in Associates

The Company’s ownership stake in CHP Fresco, a real estate holding entity that owns indirect investments in entities that own properties used in the Company’s Illinois production facilities, was approximately 13%. However, based on various qualitative factors surrounding the investment, such as representation in management of the entity and its relationship as lessee with the investee entities, the Company has determined it confers significant influence. Certain members of the Company’s Board of Directors and management have an additional non-controlling interest in CHP Fresco. The following is a summary of the investment held as of December 31, 2019 and 2018:

($ in thousands)	2019	2018
CHP Fresco	$—	$353

Total investment	$—	$353

The Company recorded investment losses of $63 thousand and $348 thousand for the years ended December 31, 2019 and 2018, respectively, and distributions of $1,599 and $125 thousand for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, CHP Fresco is now an inactive entity and the Company does not expect any future activity. The Company received a distribution of $1,477 thousand related to the dissolution of the CHP Fresco entity and its assets, resulting in a $1,309 thousand realized gain recorded in Other (expense) income in the Comprehensive Statement of Operations and Comprehensive Loss for the year ended December 31, 2019.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

10.	INTANGIBLE ASSETS AND GOODWILL

A reconciliation of the beginning and ending balances of intangible assets and goodwill as of December 31, 2019 and 2018 consisted of the following:

($ in thousands)	Customer Relationships	Permit Application Costs	Licenses	Other Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2018	$—	$1,565	$—	$—	$—	$1,565

Additions	—	781	—	1,096	—	1,877

Additions from acquisitions	5,429	43	18,047	737	51,146	75,402

Balance at December 31, 2018	$5,429	$2,389	$18,047	$1,833	$51,146	$78,844

Additions	—	4,453	—	—	13	4,466

Additions from acquisitions	1,500	—	65,400	300	86,560	153,760

Balance at December 31, 2019	$6,929	$6,842	$83,447	$2,133	$137,719	$237,070

Accumulated amortization
Balance at January 1, 2018	$—	$(1,318)	$—	$—	$—	$(1,318)

Amortization	(130)	(548)	—	(238)	—	(916)

Balance at December 31, 2018	$(130)	$(1,866)	$—	$(238)	$—	$(2,234)

Amortization	(728)	(1,399)	—	(784)	—	(2,911)

Balance at December 31, 2019	$(858)	$(3,265)	$—	$(1,022)	$—	$(5,145)

Net book value
December 31, 2019	$6,071	$3,577	$83,447	$1,111	$137,719	$231,925

December 31, 2018	$5,299	$523	$18,047	$1,595	$51,146	$76,610

(a)	Other Intangibles includes market related intangibles and non-compete agreements.

Amortization expense of $2,911 thousand and $916 thousand was recorded for the years ended December 31, 2019 and 2018, respectively, of which $1,364 thousand and $458 thousand, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

As of December 31, 2019, ending inventory includes $253 thousand of capitalized amortization. For the years ended December 31, 2019 and 2018, $1,371 and $534 thousand of amortization expense was recorded to Cost of sales – production costs, which includes $88 and $83 thousand, respectively, related to amortization capitalized in prior periods.

License intangible assets of $65,400 thousand were acquired from business combinations (Note 14) and are classified as indefinite-lived intangible assets as the Company cannot continue as a going concern without such licenses.

For the purpose of impairment testing, goodwill and indefinite-lived intangible assets have been allocated to CGUs representing the lowest level that the assets are monitored for internal reporting purposes. CGUs are determined based on the smallest identifiable group of assets that generate cash inflows that are largely independent of cash inflows from other assets or group of assets. Management has determined the Company’s CGUs that hold such goodwill and indefinite-lived intangible assets to be Illinois, Maryland, Arizona, New York and Massachusetts.

Annual impairment testing involves determining the recoverable amount of the CGU group to which goodwill is allocated and comparing this to the carrying value of the CGU groups. The measurement of the recoverable amount of the CGU groups was calculated based on the higher of the CGUs fair value less costs to sell or value in use, which are Level 3 measurements within the fair value hierarchy.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The calculation of the recoverable amount based on discounting the future cash flows (value in use) was based on the following key assumptions:

•	Cash flows were projected based on the Company’s long-term business plan for the periods 2020 through 2024.

•	Cash flows beyond 2024 were projected to grow at a perpetual growth rate, which was estimated to be 3%.

•

The business plan contains forecasts based on past experience of actual operating results in conjunction with anticipated future growth opportunities. While the forecast does assume some base business expansion, largely related to synergies gained through further incorporation of recent acquisitions into the Company’s infrastructure, the primary engine of growth is strategic in nature and is consistent with the projects and expectations as articulated in the Company’s strategic plan.

•

Discount rates applied in determining the recoverable amount of the CGU groups were 14.5% based on the pre-tax weighted average cost of capital of each CGU group and other competitors in the industry. The values assigned to the key assumptions represent Management’s assessment of future trends in the industries in which the CGU groups operate and are based on both external and internal sources and historical trend data.

The Company believes a reasonable increase or decrease in the discount rates or perpetual growth rates used in the analysis would not cause the recoverable amount to decrease below the carrying value.

11.	ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

As of December 31, 2019 and 2018, Accounts payable and other accrued expenses were comprised of the following:

	December 31,	December 31,
($ in thousands)	2019	2018
Accounts payable	$32,463	$4,430
Accrued expenses	24,133	1,262
Payroll liabilities	5,195	795
Excise taxes payable	540	338
Property taxes payable	48	390
Tax penalty	455	275
Licensing fee payable	—	105

Total accounts payable and other accrued expenses	$62,834	$7,595

12.	SHARE CAPITAL

(a)	Authorized

The authorized share capital of the Company, which has no par value, is comprised of the following:

i.	Unlimited Number of Subordinate Voting Shares

Holders of SVS will be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

ii.	Unlimited Number of Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted to 200 votes per PVS. As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and Super Voting Shares by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS shall have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.

During the years ended December 31, 2019 and 2018, 186 thousand and 24 thousand PVS were exchanged for 37,122 thousand and 4,837 thousand SVS, respectively, at a rate of 1 PVS for 200 SVS.

iii.	500,000 Super Voting Shares

Holders of MVS shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of MVS shall be entitled to 2,000 votes in respect of each MVS held.

iv.	Pre-RTO Capital Structure

Prior to the reverse takeover transaction, the Company was authorized to have six classes of units (the “Units”), designated as Founder’s Units (“Founder’s Units”), Class A Units (“A Units”), Class B Units (“B Units”), Class C Units (“C Units”), Class D Units (“D Units”), Class E Units (“E Units”), and Class F Units (“F Units”). Under the Company’s Operating Agreement (the “Agreement”), the Founder’s Units, A Units, B Units, C Units, E Units and F Units were identical in all respects except that C Units are non-voting. To the extent the Founder’s Units represented not less than fifteen percent of all outstanding Units, the Founder’s Units, as a class, had voting rights equal to the greater of the actual voting rights of the Founder’s Units and fifty percent plus one vote of the aggregate voting rights of the Company’s outstanding units. If the Founder’s Units represented less than fifteen percent of the outstanding Units, the Founder’s Units, A Units, B Units, E Units and F Units would vote as a single class, with each Unit representing one vote.

D Units are issued pursuant to a Profits Interest Plan, which is defined as any profits interest award plan of the Company, as amended, modified, supplemented, or replaced from time to time. D Units were awarded to individuals at fair value and had no voting rights.

(b)	Issued and Outstanding

A reconciliation of the beginning and ending balances of the issued and outstanding shares and units by company is as follows:

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

		Number of Shares/Units
(In thousands)		Class A Units	Class B Units	Class C Units	Class D	Class E Units	Class F Units	Founders Units	Redeemable Units	Subordinate Voting Shares (SVS)	Super Voting Shares (MVS)	Proportionate Voting Shares (PVS)[1]	Shares to be issued
Balance as of January 1, 2018		93,000	14,056	16,770	3,999	14,007	—	33,000	—	—	—	—	—
Stock Dividend	Note 12(b)(v)(e)	1,400	140	—	—	—	—	—	—	—	—	—	—
Stock options exercised	Note 13	—	—	—	189	—	—	—	—	—	—	—	—
Shares issued as compensation	Note 12(b)(v)(f)	—	—	250	1,273	—	—	—	—	—	—	—	—
Shares issued (investment in associate)	Note 12(b)(v)(g)	—	—	—	—	114	—	—	—	—	—	—	—
Investment in Lighthouse, Nevada	Note 20	—	—	—	—	500	—	—	—	—	—	—	—
Purchase of NCI with no change in control	Note 12(f)	—	—	—	—	—	22,514	—	—	—	—	—	—
May Class F Equity Financing	Note 12(b)(v)(a)	—	—	—	—	—	11,851	—	—	—	—	—	—
October Class F Equity Financing	Note 12(b)(v)(b)	—	—	—	—	—	27,093	—	—	—	—	—	—
Converted to Pubco SVS, MVS and PVS	Note 12(b)(v)(c)	(2,709)	(1,270)	(16,520)	(4,576)	(11,480)	(59,635)	(122)	—	—	—	—	—
Reorganization of equity into SVS, MVS, PVS, and Redeemable units	Note 12(b)(v)(c)	(91,691)	(12,926)	(500)	(885)	(3,141)	(1,823)	(32,878)	143,844	8,991	500	87,168	—
Deemed issuance of shares to acquire Randsburg	Note 12(b)(v)(c)	—	—	—	—	—	—	—	—	259	—	—	—
Concurrent financing	Note 12(b)(v)(d)	—	—	—	—	—	—	—	—	12,624	—	—	—
PDI Acquisition	Note 14, 20(c)	—	—	—	—	—	—	—	—	—	—	258	—
Acquisition of NCI	Note 14, 20(c)	—	—	—	—	—	—	—	—	—	—	114	—
MedMar Acquisition	Note 14	—	—	—	—	—	—	—	—	—	—		3,020
PVS Converted to SVS	Note 12(a)(ii)	—	—	—	—	—	—	—	—	4,837	—	(4,837)	—
Warrant Exercises	Note 12(c)	—	—	—	—	—	—	—	—	—	—	100	—

Balance as of December 31, 2018		—	—	—	—	—	—	—	143,844	26,711	500	82,803	3,020

Stock options exercised	Note 13	—	—	—	—	—	—	—	—	575	—	342	—
Warrants exercised	Note 12(c)	—	—	—	—	—	—	—	—	170	—	—	—
Issuance of MedMar Shares	Note 12(b)(iii)	—	—	—	—	—	—	—	—	—	—	3,020	(3,020)
Issuance of Valley Ag Shares	Note 12(b)(i)	—	—	—	—	—	—	—	—	—	—	8,660	—
PVS conversions and adjustments	Note 12(a)(ii)	—	—	—	—	—	—	—	—	37,122	—	(36,888)	—
Cresco LLC redemption	Note 12(d)	—	—	—	—	—	—	—	(1,672)	1,672	—	—	—
Share issuance from equity raise	Note 12(b)(ii)	—	—	—	—	—	—	—	—	7,350	—	—	—

Ending Balance December 31, 2019		—	—	—	—	—	—	—	142,172	73,600	500	57,937	—

[1]	PVS presented as 1 PVS for 200 SVS conversion ratio

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

i.	Issuance of Valley Ag Shares

In October 2019, the acquisition of Valley Ag was closed and 8,660 thousand PVS (as converted) of Cresco Labs Inc., valued at $48,881 thousand, were issued in conjunction with the consideration of the acquisition.

ii.	September 2019 Financing

In September 2019, the Company completed an underwritten unit offering to issue 7,350 thousand “Offered Units” at a price of $7.55 per unit. The Offered Units comprised of one share and one-half warrant for a total of $55,476 thousand. The Company received cash proceeds of $52,280 thousand, net of commission and other fees, with a corresponding increase to equity of $49,170 thousand, less equity issuance costs of $3,196 thousand. Refer to Note 20 for information regarding warrants recorded as part of this offering.

On October 24, 2019, the Company issued an additional 551 thousand share purchase warrants at a price of $1.64 per Additional Warrant for gross proceeds of $909 thousand, pursuant to the partial exercise of the Underwriter’s over-allotment option related to the September 2019 financing discussed above. See Note 20 for further details.

iii.	Issuance of MedMar Shares

In April 2019, the acquisition of MedMar Inc. was approved by regulators and 3,020 thousand shares of Cresco Labs Inc. were issued in conjunction with the consideration of the acquisition.

iv.	Distribution to LLC Unit Holders

During the second quarter of 2019, in accordance with the operating agreement of Cresco Labs, LLC, the Company declared a distribution of profits to 2018 unit holders of Cresco Labs, LLC. The total distribution was $3,630 thousand. The Company recorded a $688 thousand reduction to non-controlling interest of Cresco Labs, LLC for distributions to members who hold Redeemable Units. The remaining $2,942 thousand distribution was recorded as an increase to accumulated deficit.

v.	2018 Issuances and Activity

a.	May 2018 Private Placement Offering

During the second quarter of 2018, the Company completed a non-brokered private placement of approximately 11,851 thousand F Units at a price of $1.97 to $2.25 per unit, for aggregate gross proceeds of $23,589 thousand. Total fees recorded for the May 2018 placement offering was $888 thousand, comprised of $549 thousand cash and $339 thousand non-cash. The non-cash component was in the form of 339 thousand Class D Units issued at fair value.

b.	October 2018 Private Placement Offering

In October 2018, the Company completed a brokered private placement of 27,093 thousand F Units at a price of $3.75 per unit, for aggregate gross proceeds of $101,415 thousand. Total fees recorded for the October 2018 placement offering was $4,602 thousand, comprised of $2,528 thousand cash and $2,074 thousand non-cash. Of the cash costs, $320 thousand was recorded in expense and $2,208 thousand was netted against proceeds in equity. The non-cash component was in the form of immediate grants of 553 thousand Class D Units; the fair value of which was the per-unit price of $3.75 of the October Private Placement Offering and is recorded as transaction costs in the Statement of Shareholder’s Equity.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

c.	Share Reorganization for RTO and Deemed Share Issuance

In conjunction with its RTO effected on November 30, 2018, the Company reorganized its existing classes of units (A Units, B Units, C Units, D Units, E Units, F Units, and Founders Units) and converted such units into either Redeemable LLC Units, SVS, PVS, or MVS. On an as-converted basis, previous holders of Cresco Labs, LLC units exchanged them for 96,659 thousand shares in Cresco. After share reorganization there remained a total of 143,844 thousand Redeemable LLC Units in Cresco Labs, LLC. Additionally, the Company granted 259 thousand SVS and 54 thousand warrants to previous holders of Randsburg warrants to effect the RTO with Randsburg.

In conjunction with the RTO, the Company converted 122,352 Founders Units and 30,588 Class A units into MVS. See Note 3 for additional information.

d.	November 2018 Subscription Receipt Offering

Pursuant to an agency agreement dated as of November 26, 2018 (the “Agency Agreement”) between Cresco LLC and various pre-RTO related entities, Randsburg and their agents, Cresco Acquisition completed a private placement of 12,624,054 Subscription Receipts (the “SR Offering”) at a price of C$8.50 per Subscription Receipt for aggregate gross proceeds of approximately $80,642 thousand.

Each Subscription Receipt was automatically converted into one Cresco Acquisition Share immediately prior to and in connection with the completion of the Transaction, without payment of additional consideration or further action on the part of the holder. Upon completion of the business combination, each Cresco Acquisition Share was converted into one SVS, without payment of additional consideration or further action on the part of the holder.

Total fees recorded for the November 2018 placement offering were $6,093 thousand, comprised of $4,998 thousand in cash costs and broker warrants with a value of $1,095 thousand which were netted against proceeds in equity.

The Agents’ fee in connection with the SR Offering was (i) a cash commission equal to 6% of the gross proceeds from the SR Offering; (ii) a financial advisory fee for the non-brokered portion of the SR Offering equal to 1% of the gross proceeds from the sale of Subscription Receipts, up to a maximum of $7,500 thousand; and (iii) a financial advisory fee for the non-brokered portion of the SR Offering equal to 6% of the gross proceeds from the sale of the Subscription Receipts, above $7,500 thousand, for a total of C$5,932 thousand (the “Agent Fee”) plus reimbursements for the Agents’ expenses in connection with the SR Offering (including legal fees, disbursements and applicable taxes) in the amount of C$507 thousand. Fifty percent (50%) of the Agent Fee was paid on November 26, 2018 and the remaining in fifty percent (50%) was held in escrow by the Escrow Agent until the closing of the Transaction, upon which the funds were settled.

In addition, the Agents received 343,745 broker warrants which is equal to 3% of the number of Subscription Receipts sold pursuant to the SR Offering (the “Broker Warrants”), excluding the non-brokered portion. Each Broker Warrant will be exercisable at any time prior to November 30, 2020 which provides the ability to acquire one SVS of the Company at the issue price for the Subscription Receipts.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

e.	Stock Dividend

On July 13, 2018, the Company offered a dividend distribution of Class A and Class B Units in proportion to the total units outstanding of each individual class for a total of 1,540 thousand units at a fair value of $2.25/unit.

f.	Shares Issued as Compensation

During the year ended December 31, 2018, the Company issued certain shares noted in the above table as compensation, pursuant to an equity allocation agreement, in exchange for services received and financing fees.

g.	Investment in PDI

Via a purchase agreement signed in April 2018, Cresco Labs, LLC acquired a 35% stake in Tinad, LLC (“PDI”) in September 2018 in exchange for $901 thousand in cash consideration and 114,000 F Units to expand its retail footprint in the Illinois market. PDI operates a medical cannabis dispensary in the Chicago area suburb of Buffalo Grove, IL. This investment was initially accounted for using the equity method. Subsequently, the Company acquired the unowned portion of PDI and reclassified this investment to that of a fully consolidated entity. See Note 14 for additional details.

h.	Repayment of subscription receipt

During the year ended December 31, 2018, the Company received $260 thousand in subscription receipt repayments.

i.	Non-controlling interest contribution

During the year ended December 31, 2018, the Company received capital contributions of $3,609 thousand from Cresco Yeltrah, LLC members.

(c)	Share Purchase Warrants

Each whole warrant entitles the holder to purchase one SVS of the Company. A summary of the status of the warrants outstanding is as follows:

	Number of warrants	Weighted- average exercise price
Balance as of January 1, 2018	100,000	$1.00
Issued	397,079	6.29
Exercised	(100,000)	1.00

Balance as of December 31, 2018	397,079	$5.35

Issued	6,226,250	7.78
Exercised	(169,545)	6.16

Balance as of December 31, 2019	6,453,784	$7.73

During the year ended December 31, 2019, the Company recorded $1,674 thousand of warrant exercises into share capital. Certain of these equity-classified warrants were exercised during the year ended December 31, 2019. Of the 6,453,784 warrants outstanding, 6,244,503 warrants issued to previous holders of Randsburg warrants, underwriters associated with September 2019 financing and sellers from the Valley Ag acquisition were classified as long-term derivative liabilities. See Note 20 for information about valuation of all such liability classified warrants.

No equity-classified warrants were issued in 2019.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(d)	Changes in Ownership and Non-controlling Interests

In February 2019, the Company acquired an additional 1% of Phoenix Farms of Illinois, LLC (“Phoenix”) decreasing non-controlling interest from 11% to 10%. The consideration paid was $184 thousand. This resulted in a $150 thousand increase in accumulated deficit and a $34 thousand decrease in non-controlling interest.

In May 2019, the Company acquired the remaining 10% of non-controlling interest from Phoenix. The consideration paid was $650 thousand, which resulted in a $288 thousand increase in accumulated deficit and a $362 thousand decrease in non-controlling interest.

In 2019, redemptions of 1,671,572 redeemable units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 0.7% in non-controlling interest in Cresco Labs, LLC, an increase to accumulated deficit of $14,233 thousand, and a decrease of $1,698 thousand in non-controlling interest.

As of and for the year ended December 31, 2019, non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands) January 1, 2019	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other entities including Cresco Labs, LLC[1]	Total
Non-current assets	3,185	20,231	17,855	12,575	23,317	380,053	457,216
Current assets	3,075	1,037	1,356	5,186	15,579	133,105	159,338
Non-current liabilities	—	(1,803)	(1,824)	(95)	(13,940)	(126,100)	(143,762)
Current liabilities	(907)	(718)	(955)	(1,061)	(4,669)	(141,859)	(150,169)

Net assets	5,353	18,747	16,432	16,605	20,287	245,199	322,623

Net assets attributable to NCI	1,567	2,658	2,330	150	(2,940)	131,776	135,541

Revenue	5,593	4,088	5,310	2,212	12,042	99,289	128,534
Gross profit	6,303	1,999	2,564	(1,972)	(6,749)	61,936	64,081

Total comprehensive income (loss)	5,747	(981)	(556)	(6,278)	(15,308)	(47,926)	(65,302)

Comprehensive income (loss) allocated to NCI	1,437	(122)	(139)	(63)	(3,062)	(20,152)	(22,101)

NCI percentage at December 31, 2019	25%[1]	12.4%[1]	25%[1]	1.0%[1]	20.0%[1]	56.2%[1]

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 56.2% NCI related to NCI for Cresco Labs, Inc.

In 2018, the Company acquired the remaining 69% of Cresco Yeltrah, LLC interest. The consideration paid was 11,330 thousand F units which can be converted into publicly traded Cresco Labs Inc shares. This resulted in a $26,134 thousand increase to share capital, and a decrease to contributed surplus of $12,626 thousand after the reclassification of the non-controlling interest carrying balance.

In 2018, the Company acquired 67% of Cresco Labs Ohio, LLC decreasing non-controlling interest from 68% to 1%. The consideration paid was 7,791 thousand F Units which could be converted into publicly traded Cresco Labs Inc shares. This resulted in a $17,529 thousand increase to share capital, and a decrease to contributed surplus of $7,239 thousand after the reclassification of the non-controlling interest carrying balance. The balance remaining at December 31, 2019 and 2018 is $150 thousand and $212 thousand, respectively, and is recorded in non-controlling interest on the Consolidated Statement of Financial Position.

In September 2018, the Company acquired an additional 20% of SLO Cultivation, Inc. (“SLO”) decreasing non-controlling interest from 40% to 20%. The consideration paid was 2,267 thousand F Units which could be converted into publicly traded Cresco Labs Inc shares. This resulted in a $8,500 thousand increase to share capital, and a decrease to contributed surplus of $8,606 thousand after the reclassification of the non-controlling interest carrying balance. The balance remaining at December 31, 2019 and 2018 is ($2,940) thousand and $119 thousand, respectively, and is recorded in non-controlling interest on the Consolidated Statement of Financial Position.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

In June 2018, the Company acquired an additional 25% of Phoenix Farms of Illinois, LLC decreasing non-controlling interest from 36% to 11%. The consideration paid was 439 thousand F Units which could be converted into publicly traded Cresco Labs Inc shares. This resulted in a $987 thousand increase to share capital, and a decrease to contributed surplus of $194 thousand after the reclassification of the non-controlling interest carrying balance. The balance remaining at December 31, 2018 is $379 thousand and is recorded in non-controlling interest on the Consolidated Statement of Financial Position.

In October 2018, the Company acquired the remaining 6% of Cresco IL, LLC. The consideration paid 800 thousand Class F Units which could be converted into publicly traded Cresco Labs, Inc shares. This resulted in a $3,000 thousand increase to share capital, and a decrease to contributed surplus of $2,412 thousand after the reclassification of the non-controlling interest carrying balance.

In December 2018, the Company transferred 59% ownership of Cresco Labs, LLC to shareholders in relation to the reverse takeover acquisition of Randsburg (see Note 3). This resulted in a $155,746 thousand increase to non-controlling interest. The balance remaining at December 31, 2019 and 2018 is $131,776 thousand and $155,825 thousand and is recorded in non-controlling interest on the Consolidated Statements of Financial Position.

The total effect of the above transactions on contributed surplus was a reduction of $31,430 thousand, which has been presented as a reduction to accumulated deficit on the consolidated statement of Changes in Shareholders’ Equity.

As of and for the year ended December 31, 2018, non-controlling interest included the following amounts before intercompany eliminations:

($ in thousands) January 1, 2018	TSC Cresco, LLC	Cresco Labs Phoenix Farms, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other Entities including Cresco Labs, LLC[1]	Total
Non-current assets	39	3,468	19,405	16,922	10,493	2,036	73,044	125,407
Current assets	599	631	280	358	2,728	5,355	182,753	192,704
Non-current liabilities	(11)	—	(143)	(202)	(10)	(653)	(8,881)	(9,900)
Current liabilities	(105)	—	(420)	(525)	(108)	(977)	(23,095)	(25,230)

Net assets	522	4,099	19,122	16,553	13,103	5,761	223,821	282,981

Net assets attributable to NCI	167	379	3,149	2,099	212	119	155,825	161,950

Revenue	2,439	1,733	273	397	—	690	37,720	43,252
Gross profit	669	307	(45)	(74)	278	444	38,838	40,417

Total comprehensive income (loss)	669	307	(45)	(74)	278	444	1,514	3,093

Comprehensive income (loss) allocated to NCI	167	307	(7)	(14)	(206)	225	4,536	5,008

NCI percentage at December 31, 2018	25.0%[1]	10.5%[1]	12.4%[1]	25.0%[1]	1.0%[1]	20.0%[1]	56.9%[1]

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 56.9% NCI related to NCI for Cresco Labs, Inc

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

.During 2018, the Company acquired additional ownership interests in the above subsidiaries, without resulting in change of control, as indicated above. All ownership interests were acquired by the issuance of Class F units, which were valued between $2.25 and $3.75 per unit.

13.	SHARE-BASED COMPENSATION

The Company has a share-based compensation plan (the “Plan”) for key employees and service providers. Under the Plan, shares issued have no voting rights and vest proportionately over periods ranging from six months to four years from the issuance date.

Stock Options

A summary of the status of the options outstanding consisted of the following:

	Number of stock options outstanding	Weighted- average exercise price
Outstanding - January 1, 2018	3,450,000	$0.98
Granted	16,540,000	2.32
Exercised	(189,247)	0.83
Forfeited	(300,753)	0.94

Outstanding - December 31, 2018	19,500,000	$2.11
Granted	4,474,000	7.48
Exercised	(934,682)	1.37
Forfeited	(669,150)	2.88

Outstanding - December 31, 2019	22,370,168	$3.19

Exercisable - December 31, 2019	5,707,643	$1.87

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The following table summarizes the stock options outstanding as of December 31, 2019:

Expiration date	Stock options outstanding	Exercise price	Stock options exercisable
May 2025	100,000	$1.00	100,000
June 2025	200,000	0.50	200,000
September 2025	10,000	1.00	10,000
January—March 2026	215,000	1.00	140,000
May—June 2026	800,000	1.00	675,000
November—December 2026	32,500	1.00	26,250
January—March 2027	35,000	1.00	22,500
August 2027—September	40,000	1.00	30,612
October—November 2027	475,000	1.00	232,600
December 2027	187,731	1.14	62,731
January—March 2028	11,613,750	1.14	3,098,594
April 2028	400,000	1.14	100,000
May—June 2028	950,000	2.25	237,500
July 2028	200,000	2.25	50,000
July—September 2028	767,187	3.75	184,356
October—November 2028	2,140,000	3.75	482,500
December 2028	220,000	6.50	55,000
February 2029	90,000	6.50	—
March 2029	372,000	11.25	—
June 2029	1,320,000	10.28	—
September 2029	1,360,000	5.90	—
December 2029	842,000	6.86	—

	22,370,168		5,707,643

Weighted average stock price of options on the dates which options were exercised during the twelve months ended December 31, 2019 was $7.12.

The Company recorded compensation expense in the amount of $14,512 thousand and $10,464 thousand for the years ended December 31, 2019 and 2018, respectively, of which $13,778 thousand and $10,132 thousand, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

Unrecognized compensation expense as of December 31, 2019 is $23,330 thousand and will be recognized over the course of the next four years.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The fair value of stock options granted was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

	2019	2018
Risk-free annual interest rate	1.97% to 2.49%	2.53% to 2.77%
Expected annual dividend yield	0%	0%
Expected stock price volatility	77% to 88%	49% to 99%
Expected life of stock options	5.5 to 7 years	2.5 to 7 years
Forfeiture rate	0% to 3%	0%
Fair value at grant date	$3.88 to $8.26	$0.00 to $3.71
Stock price at grant date	$5.90 to $11.25	$1.14 to $6.75
Exercise price range	$5.90 to $11.25	$1.14 to $6.50

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded companies. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options.

During the years ended December 31, 2019 and 2018, the weighted-average fair value of stock options granted was $5.52 and $1.39 per option, respectively. As of December 31, 2019, stock options outstanding have a weighted-average remaining contractual life of 8.7 years.

Restricted stock units

During the year ended December 31, 2019, the Company established an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant. A number of RSUs granted have the ability to settle in cash. These awards have been determined to be liability-classified awards and are required to be marked-to-market as of the end of each reporting period. The Company recorded $339 thousand in Deferred consideration, contingent consideration and other payables on the Consolidated Statements of Financial Position related to these awards.

A summary of outstanding RSUs is provided below:

	Number of RSUs outstanding	Weighted average fair value
Outstanding—January 1, 2018	—	—
Granted	404,215	$8.58

Outstanding—December 31, 2019	404,215	$8.58

Liability classified as of December 31, 2019	63,554	$6.86

The Company recorded compensation expense in the amount of $1,220 thousand for the year ended December 31, 2019, of which $268 thousand is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

Unrecognized compensation expense as of December 31, 2019 is $1,856 thousand and will be recognized over the course of the next four years.

As of December 31, 2019, ending inventory includes $944 thousand of capitalized compensation expense related to both options and RSUs. For the years ended December 31, 2019 and 2018, $821 and $302 thousand, respectively, of compensation expense was recorded to Cost of sales – production costs, which includes $39 thousand and $nil, respectively, related to compensation expense capitalized to inventory in prior periods.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

14.	ACQUISITIONS AND MERGERS

(a)	Business Combinations

The table below summarizes business combinations completed during the year ended December 31, 2019:

Completed during the year ended December 31, 2019	Valley Ag (i)	HHH (ii)	Total
($ in thousands)
Total consideration
Cash	$18,774	$—	$18,774
Deferred cash consideration	25,990	26,606	52,596
Common shares issued	48,881	—	48,881
Derivative liability consideration	5,437	—	5,437
Contingent consideration	20,346	—	20,346
Loan settlement	10,146	4,807	14,953

	$129,574	$31,413	$160,987

Net identifiable assets (liabilities) acquired
Cash	$1,199	$313	$1,512
Accounts receivable	145	306	451
Inventory	800	4,703	5,503
Biological assets	—	1,436	1,436
Other current assets	558	18	576
Property & equipment	7,256	8,524	15,780
Right-of-use asset	6,836	—	6,836
Other non-current assets	81	1	82
Customer relationships	1,200	300	1,500
Non-compete agreement	—	300	300
License	53,400	12,000	65,400

Total identifiable assets acquired	$71,475	$27,901	$99,376

Short-term liabilities	$(690)	$(621)	$(1,311)
Lease liability	(6,980)	—	(6,980)
Long-term liability	—	(550)	(550)
Deferred tax liability	(16,108)	—	(16,108)

Net identifiable assets acquired	$47,697	$26,730	$74,427

Purchase price allocation
Net identifiable assets acquired	$47,697	$26,730	$74,427
Goodwill	81,877	4,683	86,560

Total consideration	$129,574	$31,413	$160,987

Net cash outflows
Cash consideration paid	$(18,774)	(80)	(18,854)
Cash acquired	1,199	313	1,512

Total	$(17,575)	233	(17,342)

No goodwill for any acquisition is expected to be deductible for tax purposes. Additionally, per IFRS 3, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of the acquisition date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of the acquisition date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date. The purchase price allocation for these transactions is substantially complete, with the exception of certain amounts related to valuation of certain fixed assets, intangible assets and income taxes. Purchase accounting is expected to be completed within twelve months from the acquisition dates.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(i)	Gloucester Street Capital, LLC (“Valley Agriceuticals, LLC” or “Valley Ag”)

On October 8, 2019, the Company announced that it had closed its acquisition of 100% of the membership interests of Gloucester Street Capital, LLC, the parent entity of Valley Agriceuticals, LLC via a merger between Gloucester and a subsidiary of Cresco Labs. As a result of this acquisition, Cresco Labs now holds one of 10 vertically integrated cannabis business licenses granted in the State of New York by the New York State Department of Health.

Total consideration for the acquisition was $129,574 thousand. Total consideration consisted of $18,774 thousand in cash consideration, equity consideration of $48,881 which consisted of 8,660 thousand PVS (as converted), warrants classified as long-term derivative liabilities convertible into 2,000 thousand PVS (as converted) valued at $5,437 thousand, $25,990 in deferred cash consideration, valued at present value, $20,346 thousand in contingent consideration and settlement of a loan receivable valued at $10,146 thousand. The maximum payment of contingent consideration is 4,800 thousand PVS (as converted) (includes potential fractional shares to be paid in cash) of which the ultimate value will fluctuate along with the movement of the Company’s stock price. See section (c) and (d) of this note for discussion of the methodology of the calculation of contingent consideration. See Note 20 for additional detail on liability-classified warrants.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Valley Ag acquisition had occurred as of January 1, 2019. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2019 or of the future consolidated operating results. For the Valley Ag acquisition, total unaudited pro forma revenue and net loss for the full year ended December 31, 2019 was $2,118 thousand and $4,115 thousand, respectively.

Contributed revenue and net loss from the Valley Ag acquisition was $840 thousand and $465 thousand, respectively, from the acquisition date through December 31, 2019.

The Company recorded transaction costs of $2,030 thousand in connection with the Valley Ag acquisition as Selling, general and administrative expenses in the Statements of Operations and Comprehensive Loss.

(ii)	Hope Heal Health, Inc. (“HHH”) and 1880 West, LLC, (“1880 W”), collectively referred to as (“HHH”)

On October 1, 2019, in order to enter the Massachusetts market, Cresco Labs, LLC acquired HHH via certain agreements giving it operational control before cash consideration was settled. HHH holds licenses to cultivate, process and dispense medical and adult-use marijuana in the State of Massachusetts, and operates a medical marijuana dispensary in Fall River, Massachusetts which was recently granted the right to dispense adult-use cannabis. The legal closing and cash funding for HHH occurred on February 7, 2020.

Total consideration for the acquisition was $31,414 thousand consisting of deferred cash consideration, valued at present value, of $26,606 thousand and settlement of a pre-existing loan receivable valued at $4,807 thousand.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the HHH acquisition had occurred as of January 1, 2019. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2019 or of the future consolidated operating results. For the HHH acquisition, total unaudited pro forma revenue and net loss for the full year ended December 31, 2019 was $3,106 thousand and $38 thousand, respectively.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Contributed revenue and net income from the HHH acquisition was $1,984 thousand and $2,979 thousand, respectively, from the acquisition date through December 31, 2019.

The Company recorded transaction costs of $589 thousand in connection with the HHH acquisition in Selling, general and administrative expenses in the Statements of Operations and Comprehensive Loss.

The table below summarizes business combinations completed during the year ended December 31, 2018:

Completed during the year ended December 31, 2018	AFS (i)	FloraMedex (ii)	MedMar (iii)	PDI (iv)	Phoenix (v)	Total
($ in thousands)
Total consideration
Cash	$—	$10,000	$—	$—	$2,641	$12,641
Deferred cash consideration	23,600	—	7,244	—	—	30,844
Common shares issued	—	—	19,498	—	—	19,498
Derivative liability for deferred consideration	2,018	—	—	6,257	—	8,275
Contingent consideration	—	—	3,796	294	—	4,090

	$25,618	$10,000	$30,538	$6,551	$2,641	$75,348

Net identifiable assets (liabilities) acquired
Cash	$146	$60	$192	$315	$244	$957
Accounts receivable	135	6	—	—	18	159
Inventory	1,641	117	553	217	89	2,617
Biological assets	4,154	—	—	—	—	4,154
Other current assets	91	—	4	—	1	96
Property & equipment	3,388	1,495	1,208	475	272	6,838
Other non-current assets	42	—	46	32	—	120
Customer relationships	880	420	2,760	940	429	5,429
Market related intangible	270	70	250	110	37	737
License	5,897	2,103	6,518	2,503	1,026	18,047

Total identifiable assets acquired	$16,644	$4,271	$11,531	$4,592	$2,116	$39,154

Short-term liabilities	$(744)	$(69)	$(996)	$(11)	$(180)	$(2,000)
Notes payable	—	—	(345)	—	—	(345)
Derivative liability	—	—	—	(178)	—	(178)
Deferred tax liability	(2,424)	—	—	—	—	(2,424)
Net identifiable assets acquired	$13,476	$4,202	$10,190	$4,403	$1,936	$34,207
Purchase price allocation
Net identifiable assets acquired	$13,476	$4,202	$10,190	$4,403	$1,936	$34,207
Fair value of previously held interest	—	—	—	(3,641)	—	(3,641)
Non-controlling interest	—	—	(5,269)	—	(1,108)	(6,377)
Goodwill	12,142	5,798	25,617	5,789	1,813	51,159

Total Consideration	$25,618	$10,000	$30,538	$6,551	$2,641	$75,348

Non-controlling interest at acquisition (%)	—%	—%	18%	2%	35%
Net cash outflows						—
Cash consideration paid	$25,300	$10,000	$—	$94	$2,641	$38,035
Cash acquired	(146)	(60)	(192)	(315)	(244)	(957)

Total	$25,154	$9,940	$(192)	$(221)	$2,397	$37,078

No goodwill for any acquisition is deductible for tax purposes. Additionally, per IFRS 3, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of the acquisition date. During the measurement period, the Company recognized additional goodwill of $13 thousand related to final adjustments to deferred consideration. The above purchase price allocation schedule has been updated for this measurement period adjustment. The Company did not retrospectively restate prior year balances due to immateriality of the adjustments.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The following table summarizes, on a pro forma basis, the combined results of the acquired entities as though the following acquisition had occurred as of January 1, 2018. These pro forma results are not necessarily indicative of either the actual consolidated results had the acquisitions occurred as of January 1, 2018 or of the future consolidated operating results. Unaudited pro forma results are (in thousands):

($ in thousands)	AFS	FloraMedex	MedMar	PDI	Phoenix	Total
Revenue	$11,402	$1,468	$6,282	$2,931	$1,853	$23,936
Net Income (Loss)	$918	$(233)	$1,045	$593	$330	$2,653

Total Company unaudited pro forma revenue and net income for the year ended December 31, 2018 would have been $62,504 thousand and $5,096 thousand, respectively.

(i)	Arizona Facilities Supply, LLC (“AFS”)

On October 24, 2018, Cresco Labs, LLC acquired AFS via certain agreements giving it de facto control before consideration was settled, to enter the Arizona and Maryland markets. AFS, through its subsidiaries (“AFS-AZ”), holds a vertical license to cultivate, process and dispense medical marijuana in the State of Arizona, operates a medical marijuana dispensary in Phoenix, Arizona and owns real property used for cultivation in Salome, Arizona. The legal closing and cash funding for AFS-AZ occurred on November 14, 2018. AFS Maryland (“AFS-MD”), a wholly owned subsidiary of AFS, operates with a license to process medical cannabis in Maryland. In December 2018, the cash was funded for the acquisition of AFS-MD.

Cresco Labs, LLC acquired all of the issued and outstanding shares of AFS-AZ and AFS-MD for $25,300 thousand in cash consideration. Of this amount, $22,300 thousand was allocated to AFS-AZ and $3,000 thousand was allocated to AFS-MD. Refer to the table above for detailed information about the purchase price allocation.

A consulting services agreement was signed which entitled the Company to 100% of profit and gives the Company control of AFS-MD and rights and exposure to variable returns. Due to provisions contained in certain agreements related to the acquisition, the Company has the full decision-making power over AFS-AZ and AFS-MD. According to IFRS 10.6, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company has the right to direct all the relevant activities of AFS-AZ and AFS-MD and is exposed to variable returns through the agreements effecting the acquisition before the funding of the acquisition.

For the year ended December 31, 2018, AFS accounted for approximately $1,315 thousand in contributed net income. This amount included revenues of approximately $1,226 thousand.

(ii)	FloraMedex, LLC (“FloraMedex”)

On November 21, 2018, Cresco Labs, LLC acquired FloraMedex to expand its retail footprint in the Illinois market. FloraMedex operates a medical cannabis dispensary in the Chicago area suburb of Elmwood Park, IL.

Cresco Labs, LLC acquired all of the issued and outstanding shares of FloraMedex for $10,000 thousand in cash consideration. Refer to the table above for detailed information about the purchase price allocation.

For the year ended December 31, 2018, FloraMedex accounted for approximately $22 thousand in contributed net income. This amount included revenues of approximately $152 thousand.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(iii)	MedMar Inc., MedMar Lakeview, LLC, and MedMar Rockford, LLC (collectively, “MedMar”)

On November 26, 2018, Cresco Labs, LLC acquired MedMar to expand its retail footprint in the Illinois market. MedMar operates two medical cannabis dispensaries in Chicago’s Wrigleyville neighborhood and the northern Illinois city of Rockford.

Cresco Labs, LLC acquired 87.6% and 75.0% of the issued and outstanding units of MedMar Lakeview and MedMar Rockford, respectively, for aggregate consideration of $30,538 thousand, comprised of $7,244 thousand cash, $19,498 thousand equity, and $3,796 thousand contingent consideration. Certain agreements were executed giving the Company de facto control before cash and share consideration was settled. The equity consideration is comprised of 3,020 thousand Cresco F Units convertible to publicly traded shares to be issued to the sellers, valued at the Company’s RTO price of $6.54. The contingent consideration consists of two components. The first provides for a $1,000 thousand cash payment to the sellers of MedMar for each additional dispensary license that MedMar obtains in the 30 months following the acquisition, not to exceed an aggregate $2,000 thousand. The fair value of this component was $1,096 thousand as of the acquisition date; without discounting, the amount is $1,434 thousand. The discount rate used in the valuation was 10.8%. The second component provides for the Company to reimburse the sellers for certain income tax payments. The first component relates to transfer tax, for maximum contingent consideration of $2,000 thousand, which was recorded by the Company in its entirety. The second component relates to certain tax distributions to owners of a maximum of $900 thousand, of which the Company has recorded $700 thousand. This amount has been recorded as contingent consideration of $2,000 thousand and deferred consideration and other payables of $700 thousand. Of the total purchase consideration, $17,143 thousand was allocated to MedMar Lakeview and $13,395 thousand was allocated to MedMar Rockford. Refer to the table above for detailed information about the purchase price allocation.

Although the MedMar cash and share consideration was not yet funded as of the acquisition date or as of December 31, 2018, due to provisions contained in certain agreements related to the acquisition, the Company has the full decision-making power over both MedMar Lakeview and MedMar Rockford. According to IFRS 10.6, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company has the right to direct all the relevant activities of MedMar Lakeview and MedMar Rockford and is exposed to variable returns through the agreements effecting the acquisition before the funding of the acquisition. Regulatory approval and funding have since occurred.

For the year ended December 31, 2018, MedMar accounted for approximately $119 thousand in contributed net loss. This amount included revenues of approximately $670 thousand.

Non-controlling interest of $5,269 thousand has been recognized at fair value. Fair value was determined based on the NCI’s share of the total enterprise value imputed based on the purchase consideration, minus a 21% discount for non-controlling interest.

(iv)	Tinad, LLC

Via a purchase agreement signed in April 2018, Cresco Labs, LLC acquired a 35% stake in PDI in September 2018 in exchange for $901 thousand in cash consideration and 114 thousand F Units to expand its retail footprint in the Illinois market. PDI operates a medical cannabis dispensary in the Chicago area suburb of Buffalo Grove, IL. This investment was accounted for using the equity method.

On October 1, 2018, Cresco Labs, LLC acquired an additional 63% investment and controlling interest in PDI via certain agreements giving it de facto control before cash and share consideration was settled. As of October 1, 2018, the investment had a carrying value of $1,001 thousand and a fair value of $3,641 thousand.

Accordingly, a gain of $2,640 thousand was recorded in Other (expense) income, net. The sellers could elect to receive their purchase consideration in either cash or shares as a later date. This share consideration was measured based on 80% of the expected RTO share price. Due to number of shares being variable at the

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

acquisition date, a derivative liability with a fair value of $6,257 thousand was recorded as the purchase consideration. During the fourth quarter of 2018, the amount of cash and shares for the acquisition of PDI became fixed. The Company issued 258 thousand shares in December 2018. Refer to Note 20 for more information on the fair value measurement. Refer to the table above for detailed information about the purchase price allocation.

Although the PDI cash and share consideration was not yet funded as of the acquisition date and cash consideration was not yet funded as of December 31, 2018, due to provisions contained in certain agreements related to the acquisition, the Company has the full decision-making power over PDI. According to IFRS 10.6, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Company has the right to direct all the relevant activities of PDI and is exposed to variable returns through the agreements effecting the acquisition before the funding of the acquisition. Regulatory approval and funding have since occurred.

For the year ended December 31, 2018, PDI accounted for approximately $56 thousand in contributed net loss. This amount included revenues of approximately $917 thousand.

(v)	Phoenix Farms Illinois, LLC (“Phoenix”)

On January 19, 2018, Cresco Labs, LLC acquired Phoenix to expand its retail footprint in the Illinois market. Phoenix operates a medical cannabis dispensary in the central Illinois city of Champaign, near the University of Illinois at Urbana-Champaign.

Cresco Labs, LLC acquired 65.2% of the issued and outstanding units of Phoenix for $2,641 thousand of cash consideration. Refer to the table above for detailed information about the purchase price allocation.

For the year ended December 31, 2018, Phoenix accounted for approximately $307 thousand in contributed net income. This amount included revenues of approximately $1,733 thousand.

Non-controlling interest of $1,108 thousand has been recognized at fair value. Fair value was determined based on the NCI’s share of the total enterprise value imputed based on the purchase consideration, minus a 21% discount for non-controlling interest.

(b)	Asset Acquisitions

Completed during the year ended December 31, 2018	SLO (i)	SPC (ii)	Total
($ in thousands)
Total consideration	$1,500	$1,436	$2,936
Deferred cash consideration	1,500	—	1,500
Cash paid	—	1,436	1,436

Identifiable assets acquired
Inventory	$404	$—	$404
Property & Equipment	—	1,436	1,436
Intangible Assets	1,096	—	1,096

Total assets acquired	$1,500	$1,436	$2,936

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(i)	SLO Cultivation Inc.

On June 7, 2018 Cresco Labs, LLC acquired 60% of the issued and outstanding units of SLO, a marijuana cultivation facility in operation in the cities of Carpinteria (Santa Barbara County) and San Luis Obispo (San Luis Obispo County) California, for consideration of $1,500 thousand. On September 27, 2018, Cresco acquired an additional 20% of the issued and outstanding units of SLO for an equity consideration of $8,500 thousand to bring the total ownership to 80% which is included in the Non-controlling Interests Adjustment for Change in Ownership line in the statement of change in equity. At the time of purchase, SLO had no operational business processes as the previous license was to be superseded under new state regulations. Therefore, the Company accounted for this transaction as an asset acquisition. Refer to the table above for detailed information about the purchase price allocation.

(ii)	Strategic Property Concepts, LLC (“SPC”)

On November 21, 2018, Cresco Labs, LLC acquired SPC to enter the Ohio market. SPC is a real estate holding entity that owns three properties being developed for retail cannabis operations. Cresco Labs, LLC acquired 100% of the issued and outstanding units of SPC for $1,436 thousand of cash consideration, allocated to a single asset class, real estate.

(c)	Deferred Consideration, Contingent Consideration and Other Payables

The table below summarizes the Company’s deferred consideration and other payables balance as of December 31, 2019 and 2018:

($ in thousands)	IFRS 9 Classification	2019	2018
MedMar deferred consideration	Amortized Cost	$—	$7,231
PDI deferred consideration	Amortized Cost	—	4,803
SLO deferred consideration	Amortized Cost	—	1,500
MedMar contingent tax consideration liability—current	FVTPL	—	700
MedMar contingent consideration liability for tax payments—current	FVTPL	2,000	—
MedMar contingent consideration liability—current	FVTPL	1,927	—
MedMar notes payable	Amortized Cost	—	345
PDI contingent tax consideration liability—current	FVTPL	—	294
Interest payable—short term	Amortized Cost	1,464	—
Valley Ag deferred consideration	Amortized Cost	18,750	—
HHH deferred consideration	FVPTL	27,237
Valley Ag operating cash flows consideration	FVTPL	7,423	—
Valley Ag make-whole liability	FVTPL	800	—
Liability-classified equity awards	FVTPL	339	—

Total		$59,940	$14,873

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Decreases in deferred consideration between December 31, 2019 and 2018 are due to payments of deferred consideration related to acquisitions of MedMar, PDI and SLO in the amounts of $7,244 thousand, $4,803 thousand, and $1,500 thousand, respectively.

In conjunction with the acquisitions of MedMar and PDI, the Company recorded a current liability of $994 thousand for contingent tax considerations, subsequently measured at FVTPL, within deferred consideration and other payables as of December 31, 2018. During the years ended December 31, 2019 and 2018, the Company made $818 thousand and $nil in payments, respectively. No other changes in assumptions or rates have occurred. As noted in section (d) – Contingent Consideration of this note, the MedMar contingent consideration liability for tax payments and MedMar contingent consideration of $2,000 thousand and $1,096 thousand, respectively, was reclassified from long-term to current in the second quarter of 2019.

In conjunction with its acquisition of Valley Ag, the Company recorded a current liability for the present value of deferred consideration of $18,750 thousand with accrued interest payable of $1,464 thousand held at amortized cost as of December 31, 2019.

The Company recorded deferred consideration of $7,240 thousand, measured at FVTPL, related to five-year operating cash flow projections in conjunction with its acquisition of Valley Ag. The Company subsequently recorded a loss of $183 thousand as of December 31, 2019.

The Company recorded a make-whole adjustment liability with a fair value of $2,300 thousand in conjunction with its acquisition of Valley Ag and held at FVTPL. The fair value decreased to $800 thousand due to changes in the Company’s stock price as of December 31, 2019 with a corresponding adjustment in Consolidated Statements of Operations and Comprehensive Loss.

In conjunction with its acquisition of HHH, the Company recorded a current liability for the present value of deferred consideration of $26,606 thousand with accrued interest payable of $632 thousand, measured at FVTPL as of December 31, 2019.

The company recorded a liability of $339 thousand related to liability-classified equity awards measured at FVTPL. See Note 13 for further details.

(d)	Contingent Consideration

The following is a summary of the current contingent consideration as of December 31, 2019 and 2018:

($ in thousands)	2019	2018
PDI contingent tax consideration liability—current	$—	$294
MedMar contingent tax consideration liability—current	—	700
MedMar contingent consideration liability for tax payments—current	2,000	—
MedMar contingent consideration liability—current	1,927	—

Total	$3,927	$994

In conjunction with its acquisition of MedMar, the Company recorded a non-current liability for contingent consideration with a fair value of $3,096 thousand as of December 31, 2018. At the acquisition date, the fair value was measured at FVTPL utilizing a discount rate of 10.8%, a period of 2.5 years, and weighted value based on probability of license outcomes due to law changes. In the second quarter of 2019, Illinois passed recreation use of cannabis into law effective January 1, 2020, resulting in a reclassification of the contingent consideration liability to a short-term liability in Deferred Consideration and Other Payables, see section (c) – Deferred Consideration and Other Payables of this note. In the year ended December 31, 2019, the fair value of the liability was increased by $831 thousand, utilizing a discount rate of 11.2% and an updated period of 0.3 years. Accordingly, the fair value of the contingent consideration liability increased to a total of $3,927 thousand.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The following is a summary of the long-term contingent consideration as of December 31, 2019 and 2018:

($ in thousands)	IFRS 9 classification	December 31, 2019	December 31, 2018
Non-current—MedMar contingent consideration liability for tax payments	FVTPL	$—	$2,000
Non-current—MedMar contingent consideration liability	FVTPL	—	1,096
Valley Ag contingent consideration	FVTPL	21,901	—

Total Long-term contingent consideration		$21,901	$3,096

In conjunction with its acquisition of Valley Ag, the Company recorded non-current liabilities for contingent consideration payable in equity with a total fair value of $21,901 thousand measured at FVTPL. The liability primarily comprised of $17,914 thousand of contingent equity consideration with a subsequent mark-to-market fair value loss of $3,908 thousand as of December 31, 2019 based on changes in the Company’s stock price.

15.	REVENUE

The following table represents the Company’s disaggregated revenue by source, primarily due to the Company’s contracts with its customers, for the years ended December 31, 2019 and 2018:

($in thousands)	2019	2018
Wholesale	$79,927	$30,723
Dispensary	48,607	12,529

Total Revenue	$128,534	$43,252

The Company generates revenue at the point in time the product is transferred to the customer, as the Company has a right to payment, and the customer has significant risks and rewards of such product. The Company does not engage in long-term sales contracts.

During the year ended December 31, 2019, the Company recorded $2,105 thousand of revenue under IFRS 15 related to a bill-and-hold arrangement for products not shipped as of December 31, 2019.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

16.	SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

For the year ended December 31, 2019 and 2018, Selling, general and administrative expenses consisted of the following:

($ in thousands)	2019	2018
Salaries and related	$28,519	$7,363
Consulting and professional fees	17,902	4,404
Share-based compensation	14,046	10,132
Advertising and marketing	12,630	2,048
Office	4,677	1,053
Travel and entertainment	4,361	1,390
Excise taxes	4,341	1,918
Technology	1,989	370
Insurance	1,911	215
Business expansion costs	1,524	521
Listing expense	—	1,839
Reverse takeover transaction costs	—	1,654
Other	2,218	1,873

Total Selling, general and administrative expenses	$94,118	$34,780

17.	OTHER (EXPENSE) INCOME, NET

For the years ended December 31, 2019 and 2018, Other (expense) income, net consisted of the following:

($ in thousands)	2019	2018
(Loss) gain on derivative instruments (Note 20)	$(3,236)	$833
Gain on conversion of loan to investment	703
(Loss) gain on changes in fair value of contingent consideration (Note 20)	(3,186)	28
Gain on changes in fair value of loans receivable	1,515	—
Impairment on loan receivable (Note 20)	(3,037)	—
Loss on sale and leaseback transactions (Note 8)	(670)	—
Dividend income	97	—
Unrealized loss on investments held at fair value (Note 9)	(2,827)	(109)
Gain (loss) on foreign currency	421	(763)
Gain on revaluation of previously held equity investment	—	2,640
Gain on dissolution of previously held equity investment (Note 9)	1,309	—
Other income	264	152

Total other (expense) income, net	$(8,647)	$2,781

18.	COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(b)	Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management believes that the Company is in substantial compliance with applicable local and state regulation as of December 31, 2019, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

19.	RELATED PARTY TRANSACTIONS

(a)	Compensation of key management personnel

The Company’s key management personnel have the authority and responsibility for planning, directing, and controlling the activities of the Company and consists of the Company’s executive management team and management directors. Other than the lease arrangements described below for the year ended December 31, 2019, there were no material transactions with or changes to other related party balances as of December 31, 2019. Key management personnel compensation and other related party expenses for the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31,
($ in thousands)	2019	2018
Management compensation	$3,139	$2,289
Sponsor fees	—	2,769
Stock compensation expense	5,972	8,813

Total	$9,111	$13,871

As of December 31, 2019, the Company had receivables and payables of $712 thousand and $113 thousand, respectively, with key management personnel.

Key management personnel hold 86,550 thousand redeemable units of Cresco Labs, LLC, which is equal to $80,221 thousand of Non-controlling interests as of December 31, 2019.

(b)	Related parties—Leases

In addition to the above related party expenses, the Company has lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO and MedMar, Inc. The lease liabilities were incurred in January 2019 and will expire in December 2023 through 2026.

Below is a summary of the expense resulting from the related party lease liabilities for the year ended December 31, 2019.

($ in thousands)	Depreciation expense	Interest expense
Finance lease liability; lessor has minority interest in SLO	$382	$1,650
Finance lease liability; lessor has minority interest in MedMar Rockford, LLC	63	89
Finance lease liability; lessor has minority interest MedMar Lakeview, LLC	92	88

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Additionally, below is the summary of the ROU assets and liabilities attributable to the related party lease liabilities. The ROU asset and liability for SLO’s lease assumes all lease extension options are exercised. For information on the implementation of IFRS 16, see Note 2(q).

	As of December 31, 2019
($ in thousands)	ROU asset	Lease liability
Finance lease liability; lessor has minority interest in SLO	$9,930	$11,727
Finance lease liability; lessor has minority interest in MedMar Rockford, LLC	649	694
Finance lease liability; lessor has minority interest MedMar Lakeview, LLC	643	686

20.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses, as applicable) or FVTPL. The carrying values of financial instruments held at amortized cost approximate their fair values as of December 31, 2019 and 2018 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at FVTPL.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Unless otherwise noted, the Company considers all financial instruments classified as FVTPL to be Level 1 instruments.

There have been no transfers between fair value levels valuing these assets during the year.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The following table summarizes the Company’s financial instruments as of December 31, 2019 and 2018:

($ in thousands)	December 31, 2019	December 31, 2018
Financial Assets:
Cash and cash equivalents	$49,102	$131,302
Restricted cash	5,050	6,726
Accounts receivable, net	16,455	3,658
Loans receivable, short-term	644	7,726
Loans receivable, long-term	18,633	7,280
Security deposits	1,084	1,363
Financial Liabilities:
Accounts payable and other accrued expenses	$62,834	$7,595
Current portion of lease liabilities	12,019	—
Deferred consideration, contingent consideration and other payables	59,940	14,873
Derivative liabilities	178	178
Derivative liabilities – long-term	15,243	146
Lease liabilities	82,856	—
Deferred and contingent consideration	21,901	3,096
Other long-term liabilities	550	—

(a)	Short-Term Loans Receivable

The following is a summary of short-term loans receivable balances and IFRS 9 classifications (discussed further below) as of December 31, 2019 and 2018:

($ in thousands)	IFRS 9 classification	2019	2018
Short-term loans receivable—Lighthouse	FVTPL	$—	$6,648
Short-term loans receivable—HHH	Amortized cost	—	314
Short-term loans receivable—Valley Ag	Amortized cost	—	678
Interest receivable	Amortized cost	644	86

Total short-term loans receivable		$644	$7,726

(i)	Short-Term Loans Receivable with Derivative Features

In conjunction with its agreement to purchase membership interest in Lighthouse equal to a 25% interest in Lighthouse’s subsidiary, Nevada Business Services Group, dated January 26, 2018, the Company entered into an escrow and loan arrangement, with certain embedded derivative. In the first quarter of 2018, the Company paid approximately $5,500 thousand in cash. The Company also transferred 500,000 Class E Units to be issued upon closing, valued at approximately $567 thousand, which are held in escrow until certain contingent events occur and recorded as shares to be issued. Portions of the Company’s escrow payments are drawn as a loan, with a stated interest rate of 6% measured at FVTPL.

On August 12, 2019, the Company settled its outstanding short-term loan receivable with Lighthouse through receipt of Lighthouse membership units approximating 1.2% ownership of the parent company and the issuance of a new secured convertible promissory note that is convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company. The new loan has a maturity of 18 months and an option for the Company to convert into additional membership units. This new loan had a fair value of $2,758 thousand in August 2019 and was held as a long-term loan receivable measured at FVTPL. The Company recognized an unrealized loss of $522 thousand as of December 31, 2019 due primarily to the change in fair value of the underlying investment. The settlement of the agreement dated January 26, 2018 resulted in cancellation of the 500,000 Cresco Class E Units previously held in escrow. See Note 9 for discussion of the Company’s investment in Lighthouse.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Other Short-Term Loans Receivable

In conjunction with its agreements to acquire HHH and Valley Ag, the Company entered into certain non-derivative loan arrangements, which are measured at amortized cost.

In connection with the HHH acquisition on October 1, 2019, the Company settled a loan receivable that was valued at $4,807 thousand, including accrued interest receivable, and was classified as consideration paid as part of the acquisition.

In connection with the Valley Ag acquisition on October 8, 2019, the Company settled the loan receivable that was valued at $10,146 thousand, including accrued interest receivable, and was classified as consideration paid as part of the acquisition.

On September 13, 2019, the Company entered into a loan agreement with VidaCann, LLC for the principal amount of $2,000 thousand and amended the agreement on October 10, 2019 to increase the principal amount to $3,000 thousand. On November 26, the Company announced the termination of the letter of agreement to purchase VidaCann, Ltd. As part of the termination agreement, the Company forgave the outstanding loan and interest receivable balance of $3,037 thousand and recorded an impairment loss in the Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2019.

Expected Credit Loss (ECL)

The Company calculates ECLs for loan receivables and restricted cash by considering cash shortfalls on a discounted basis it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring, which is determined through the exercise of judgement. No events or changes have occurred that would materially affect the expected credit loss over the life of these instruments and no impairment losses were recorded during the years ended December 31, 2019 or 2018.

(b)	Loans Receivable, Long-Term

The Company entered into certain loan arrangements that contained embedded derivatives comprising of a call and put option and a stated interest rate of 5.25%. Settlement of the instruments varies based on contingent events and returns are not fixed. As such, the Company records this loan receivable at FVTPL. Each period, the loan is measured using a probability-weighting analysis of expected outcomes, which utilize Level 3 inputs. The inputs included market rates ranging from 2.7% to 18.3%, a risk-free rate of 1.6% and expected settlement timing of 1.47 to 1.69 years. Changes in Level 3 inputs and assumptions utilized resulted in a fair value gain of $2,037 as of December 31, 2019. At December 31, 2019, of the $15,500 thousand maximum loan commitment, $10,471 thousand had been drawn on these loans.

The Company provided $390 thousand to Wellbeings LLC, a related party, during the year ended December 31, 2019 in the form of a member loan with the stated interest rate of 10.0%. The Company records this loan receivable at amortized cost.

On August 12, 2019, the Company entered into a secured convertible promissory note with Lighthouse measured at FVTPL and held as a long-term loan receivable in the amount of $2,236 thousand as of December 31, 2019. See Note 20 section (a)(i) for discussion.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

(c)	Derivative Liability

In conjunction with its acquisition of PDI, the Company recorded a derivative liability of $178 thousand at the acquisition date for an NCI put option, by which the remaining NCI could put their shares for a fixed amount of cash within one year of the acquisition legal close/funding date (April 2020). The derivative was valued using a discount rate of 9%. There was no change in fair value of this investment for the year ended December 31, 2019. In April 2020, the holders of the unowned interest in PDI exercised their put option which resulted in the Company paying $203 thousand to purchase this remaining NCI.

(d)	Other Long-Term Liabilities

In conjunction with its acquisition of HHH, the Company recorded a long-term liability for a loan payable of $550 thousand, as of both the acquisition date and December 31, 2019, subject to a 6.50% interest rate and a maturity date of June 26, 2021. Land and building with a December 31, 2019 carrying value of $7,452 thousand has been pledged as collateral. The Company believes fair value approximates carrying value.

(e)	Share Purchase Warrants

At December 31, 2019, of the 6,453,784 warrants outstanding, 18,253 warrants issued to previous holders of Randsburg warrants (measured at FVTPL) were classified as a long-term derivative liability with a fair value of $50 thousand at December 31, 2019. 35,071 warrants were exercised during the year ended December 31, 2019 for $204 thousand, resulting in a realized gain of $35 thousand and an increase to share capital of $368 thousand. The Company recorded a mark-to-market loss of $155 thousand due to changes in share price, partially offset by a $12 thousand unrealized foreign exchange gain on outstanding warrants at December 31, 2019. The fair value of non-brokered warrants issued was determined using the Black- Scholes option-pricing model utilizing the following assumptions:

	December 31, 2019	December 31, 2018
Risk-free annual interest rate	1.61%	1.25%
Expected annual dividend yield	0%	0%
Expected stock price volatility	81%	90%
Expected life of stock warrants	0.4 years	1 year
Forfeiture rate	0%	0%
Share price at period end	$6.86	$6.75

On September 24, 2019, the Company completed a financing which resulted in issuance of 3,675 thousand warrants measured at FVTPL. These warrants were classified as a long-term derivative liability with a fair value of $6,163 thousand at issuance. The Company recorded a mark-to-market loss of $835 thousand due to changes in share price, partially offset by a $135 thousand unrealized foreign exchange gain on outstanding warrants for the year ended December 31, 2019. See Note 12 for additional information.

On October 24, 2019, the Company issued an additional 551 thousand share purchase warrants (the “Additional Warrants”) at a price of $1.64 per Additional Warrant for gross proceeds of $909 thousand, pursuant to the partial exercise of the Underwriter’s over-allotment option related to the September 2019 financing. These warrants were classified as a long-term derivative liability with a fair value of $945 thousand. The Company recorded a mark-to-market loss of $118 thousand due to changes in share price partially offset by a $7 thousand unrealized foreign exchange gain on outstanding warrants for the year ended December 31, 2019.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Pursuant with the acquisition of Valley Ag, the Company issued 2,000 thousand share purchase warrants with a fair value of $5,437 thousand classified as a long-term derivative liability and measured at FVTPL. The Company recorded a mark-to-market loss of $2,127 thousand due to changes in share price, partially offset by a $290 thousand unrealized foreign exchange gain on outstanding warrants for the year ended December 31, 2019.

At both the issuance dates and as of December 31, 2019, the fair value of warrants issued through the September 2019 financing, corresponding overallotment and Valley Ag acquisition were determined using the Black-Scholes option-pricing model utilizing the following assumptions:

	Issuance date	December 31, 2019
Risk-free annual interest rate	1.73% to 1.77%	1.58%
Expected annual dividend yield	0%	0%
Expected stock price volatility	82%	81%
Expected life of warrants	1.5 years	1.4 years
Forfeiture rate	0%	0%
Share price on valuation date	$5.67—$6.32	$6.86

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies.

Financial	Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at December 31, 2019 and 2018 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based on the continued economic strength of the U.S, strength in the U.S. capital markets, and the low interest rate environment. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the House of Representatives, but has not yet been voted on within the Senate. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry.

The Company’s aging of accounts receivables as of December 31, 2019 and 2018 was as follows:

($ in thousands)	2019	2018
0 to 60 days	$10,276	$3,469
61 to 120 days	5,551	181
120 days +	899	28

Total accounts receivable, gross	$16,726	$3,678

The Company recorded bad debt expense of $251 thousand and $nil for the years ended December 31, 2019 and 2018, respectively, to account for expected credit loss and an additional $185 thousand in bad debt expense related to invoice write-offs for the year ended December 31, 2019.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Included in the Accounts receivable balance as of December 31, 2019 are amounts receivable from Origin House of $8,004 thousand. The outstanding receivables were subsequently collected in January of 2020.

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In February 2020, the Company entered into a non-brokered credit agreement for a senior secured term loan with an initial principal balance of $100,000 thousand. The Company will continue to raise capital as needed to fund operations and expansion. The maturity analysis for lease obligations is located in Note 8.

In addition to the commitments outlined in Note 11 and Note 14, the Company has the following contractual obligations as of December 31, 2019:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable & other accrued expenses	$62,834	$—	$—	$62,834
Deferred consideration, contingent consideration and other payables	59,940	—	—	59,940
Deferred and contingent consideration	—	21,901	—	21,901
Other long-term liabilities	—	550	—	550

Total obligation as of December 31, 2019	$122,774	$22,451	$—	$145,225

In addition to the commitments outlined in Note 11 and Note 14, the Company has the following contractual obligations as of December 31, 2018:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable and other accrued expenses	$7,595	$—	$—	$7,595
Deferred consideration, contingent consideration and other payables	14,873	—	—	14,873
Deferred and contingent consideration	—	3,096	—	3,096

Total obligation as of December 31, 2018	$22,468	$3,096	$—	$25,564

(d)	Market Risk

(i)	Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. As of December 31, 2019 and 2018, the Company’s financial assets and liabilities are denominated solely in U.S. dollars. However, from time to time, some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded an immaterial amount of foreign exchange losses related to warrants during the year ended December 31, 2019. See Note 17 for additional detail.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

As of December 31, 2019 and 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(ii)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company calculates an incremental borrowing rate to use in the valuation of its financial instruments. The Company does not have material long-term interest-bearing debt on its balance sheet as of December 31, 2019 and 2018.

(iii)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities, contingent consideration and liability-classified RSUs that are valued based on the Company’s own stock price. An increase or decrease of stock price by 10% would result in an associated increase or decrease in fair value and Other (expense) income, net of $5,287 thousand.

(iv)	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to section 280E which bars businesses from deducting all expenses except their cost of sales when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 25 for the Company’s disclosure of uncertain tax positions.

(v)	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition.

The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect of unforeseen regulatory changes can have on the goals and operations of the business as a whole.

21.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The capital structure of the Company consists of items included in shareholders’ equity. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities and may from time to time seek out additional capital from borrowings or the sale of equity instruments. As of December 31, 2019, the Company is not subject to externally imposed capital requirements.

22.	SEGMENT INFORMATION

The Company operates in one segment, the production and sale of cannabis. All property and equipment and intangible assets are located in the United States.

All revenues were generated in the United States for the years ended December 31, 2019 and 2018.

23.	EARNINGS PER SHARE

Earnings (Loss) per Share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted average shares outstanding.

Potentially dilutive shares of 152,079 and 150,711 thousand were not included in the calculation of EPS for the years ended December 31, 2019 and 2018, respectively, as their impact would have been anti-dilutive due to net losses in these periods.

The following is a reconciliation for the calculation of basic and diluted loss per share (in thousands, except per share amounts) for the years ended December 31, 2019 and 2018:

	Year ended December 31,
(in thousands, except per share data)	2019	2018
Basic and diluted loss per share
Net loss income attributable to Cresco Labs Inc. shareholders	$(43,201)	$(1,915)
Weighted-average number of shares outstanding	118,318	59,343

Loss per share – basic and diluted	$(0.37)	$(0.03)

24.	INTEREST (EXPENSE) INCOME, NET

Interest (expense) income, net consisted of the following for the periods presented:

	Year ended December 31,
($ in thousands)	2019	2018
Interest expense – leases	$(7,078)	$—
Interest expense	(2,380)	(24)
Interest income	1,583	113

Interest (expense) income, net	$(7,875)	$89

See Note 8 for additional information regarding interest expense – leases related to the Company’s adoption of IFRS 16 Leases.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

25.	PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

The Company accounts for income taxes in accordance with IAS 12 Income Taxes, under which deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between financial statement carrying values of assets and liabilities and the respective tax bases. As a result of the Transaction, the Company recognized a net deferred tax liability of $607 thousand with a corresponding decrease to Shareholders’ Equity.

As the Company operates in the legal cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well state income tax purposes for Illinois, Pennsylvania, Ohio, Maryland, Nevada, Arizona, New York, and Massachusetts. Under 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. However, the State of California does not conform to IRC Section 280E and, accordingly, the Company deducts all operating expenses on its California Franchise Tax Returns.

The Company intends to be treated as a United States corporation for United States federal income tax purposes under section 7874 of the U.S. Tax Code and is expected to be subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of section 7874 of the U.S. Tax Code, to be treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Corporation will be subject to taxation both in Canada and the United States.

As of December 31, 2019, the Company has $1,677 thousand of non-capital Canadian losses which expire in 2038- 2039, $12,346 thousand of California net operating losses which expire in 2038-2039, and $922 thousand of U.S. federal net operating losses which have an indefinite carryforward period.

As of December 31, 2018, the Company has $37 thousand of non-capital Canadian losses which expire in 2038, $1,733 thousand of California net operating losses which expire in 2038, $21 thousand of U.S. federal net operating losses which expire in 2037 and $42 thousand of U.S. federal net operating losses which have an indefinite carryforward period.

The Company determined that the tax impact of certain arrangements between its management companies and operating companies are not probable that they would be sustained under IFRIC 23 due to the evolving interpretations of Section 280E. As a result, the Company recorded a reserve for an uncertain tax positions of $7,494 thousand and $2,619 thousand as of December 31, 2019 and 2018, respectively. Of this amount, $455 thousand relates to penalties and $246 thousand relates to interest as of December 31, 2019, and $275 thousand relates to penalties as of December 31, 2018. All interest and penalties are classified as Accounts payable and other accrued expenses within the Consolidated Statements of Financial Position. The Company early adopted IFRIC 23 as of December 31, 2018.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

Provision for income taxes consists of the following for the years ended December 31, 2019 and 2018:

($ in thousands)	2019	2018
Current
Federal	$10,455	$2,827
State	2,830	32

Total current	$13,285	2,859
Deferred
Federal	$1,124	$1,230
State	52	285

Total deferred	$1,176	1,515

Total	$14,461	$4,374

As of December 31, 2019 and 2018, the components of deferred tax assets and liabilities were as follows:

($ in thousands)	2019	2018
Deferred tax assets
Share-based compensation	$1,177	$925
Net operating losses	1,285	134
Lease liabilities	13,202	—
Inventory	188	—
Other	425	12

Total deferred tax assets	$16,277	$1,071
Deferred tax liabilities
ROU assets	$(6,488)	$—
Biological assets	(4,213)	(2,574)
Inventory	—	(723)
Property, plant and equipment	(7,923)	(1,066)
Intangible assets	(18,877)	(1,101)
Other	(227)	(66)

Total deferred tax liabilities	$(37,728)	$(5,530)

Net deferred tax liabilities	$(21,451)	$(4,459)

The amounts above may differ from the amounts recorded in Deferred tax asset and Deferred tax liability in the Consolidated Statements of Financial Position due to netting for tax filing groups for which the company has the legal right and intention to settle on a net basis as allowable under IAS 12.71.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

The reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows:

($ in thousands)	2019	2018
Expected income tax (recovery) expense at statutory tax rate	$(10,783)	$1,568
Tax rate differences	(5,383)	(1,014)
Pass through and non-controlling entities	186	(1,357)
State tax expense, net	1,726	250
Permanently non-deductible items	16,382	1,697
Uncertain tax treatment	4,875	2,619
Share-based compensation	3,869	313
Change in tax status	3,102	—
Net changes in deferred tax assets not recognized	608	592
Other	(121)	(294)

Income tax expense	$14,461	$4,374

Effective tax rate	-28.4%	58.6%

Movement in net deferred tax liabilities:

($ in thousands)	2019	2018
Balance at the beginning of the year	$(4,459)	$—
Recognized in profit/loss	(1,176)	(1,515)
Recognized in goodwill	(16,108)	(2,424)
Recognized in equity	292	(520)

Balance at the end of the year	$(21,451)	$(4,459)

For the year ended December 31, 2019, the Company recognized in equity a deferred tax liability of $292 thousand comprised of $393 thousand related to the adoption of IFRS 16 partially offset by $101 thousand related to share-based compensation reserve and other transactions with shareholders.

For the years ended December 31, 2018, the Company recognized in equity is a deferred tax liability of $521 thousand comprised of $607 thousand related to the reverse takeover partially offset by $86 thousand related to share-based compensation reserve.

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

($ in thousands)	2019	2018
Unrecognized deductible temporary differences:
Canadian non-capital losses carried forward	$1,677	$37
Canadian capital losses carried forward	809	—
Capital raise expenses	2,332	2,157
Other	63	—

Total	$4,881	$2,194

26.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 28, 2020, which is the date on which these financial statements were issued.

Cresco Labs Inc.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2019 and 2018

On January 8, 2020, the Company closed its acquisition of CannaRoyalty Corp. (“Origin House”) in which the Company acquired 100% of all equity interests of Origin House for approximately 72,200 thousand Cresco shares, which includes shares to be issued, that were valued at approximately $430,000 thousand. As of the date of issuance of this report, the Company is still in the process of determining the fair value of acquired assets and liabilities and the calculation of the associated goodwill.

On January 28, 2020, the Company closed a sale-and-leaseback agreement for its Yellow Springs, Ohio property for total proceeds of $12 million.

On February 2, 2020, the Company entered into a non-brokered credit agreement for a senior secured term loan with an initial principal balance of $100,000 thousand and the mutual option to increase the facility to a maximum of $200,000 thousand. The lender has the option to select a term of either 18 or 24 months with interest rates varying between 12.7% and 13.2%. The Company incurred financing fees of $5,525 thousand in connection with this credit agreement. Under the agreement, the Company is subject to certain financial and non-financial covenants.

On February 7, 2020, the Company legally closed and paid cash of $27,500 thousand for its acquisition of HHH.

On April 23, 2020, the Company closed a sale-and-leaseback agreement for its Marshall, Michigan property for total proceeds of $16 million.

On April 27, 2020, the Company entered into a termination agreement which cancels its previously announced purchase agreement to acquire certain assets of and an interest in Tryke Companies, LLC, and certain subsidiaries and affiliates thereof, and includes certain termination charges.

Subsequent to December 31, 2019, the novel coronavirus or COVID-19, which was declared a pandemic by the World Health Organization on March 12, 2020, has caused significant economic uncertainty and consequently it is difficult to reliably measure the potential impact of this uncertainty on our future financial results.